ANNUAL INFORMATION FORM

FOR THE FISCAL YEAR
ENDED DECEMBER 31, 2010

AS AT MARCH 28, 2011

INTRODUCTORY NOTES

Forward Looking Statements

The Annual Information Form, including the documents incorporated by reference, contain forward-looking statements and forward-looking information (collectively referred to as “forward-looking statements”) which may not be based on historical fact, including without limitation statements regarding the Company’s expectations in respect of future financial position, business strategy, future production, reserve potential, exploration drilling, exploitation activities, events or developments that the Company expects to take place in the future, projected costs and plans and objectives. Often, but not always, forward-looking statements can be identified by the use of the words “believes”, “may”, “plan”, “will”, “estimate”, “scheduled”, “continue”, “anticipates”, “intends”, “expects”, and similar expressions.

Such statements reflect the Company’s current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others:

  delays or inability to successfully complete the environmental assessment review process at the Prosperity project;

  the potential for increase in the cash cost of production;

  lack of mineral reserves at the Harmony Project and Aley Project;

  the estimates of mineral resources is a subjective process, the accuracy of which is a function of the quantity and quality of available data and the assumptions made and judgment used in the engineering and geological interpretation, which may prove to be unreliable, and may be subject to revision based on various factors;

  fluctuation of metal prices and currency rates;

  uncertain project realization values;

  current global economic conditions;

  changes in mining legislation adversely affecting our operations;

  inability to obtain adequate financing on acceptable terms;

  inability to obtain necessary exploration and mining permits and comply with all government requirements including environmental, health and safety laws; and

  inability to attract and retain key personnel.

Such information is included, among other places, in the Annual Information Form under the heading “Description of Business” and in the Management’s Discussion and Analysis for the year ended December 31, 2010.

These factors should be considered carefully and readers are cautioned not to place undue reliance on the forward-looking statements. Readers are cautioned that the foregoing list of risk factors is not exhaustive and it is recommended that prospective investors consult the more complete discussion of risks and uncertainties facing the Company included in the Annual Information Form. See “Risk Factors” for a more detailed discussion of these risks.

Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on the information available to it on the date such statements were made, no assurances can be given as to future results, approvals or achievements. The forward-looking statements contained in the Annual Information Form and the documents incorporated by reference herein are expressly qualified by this cautionary statement. The Company disclaims any duty to update any of the forward-looking statements after the date of the Annual Information Form to conform such statements to actual results or to changes in the Company’s expectations except as otherwise required by applicable law.

Documents Incorporated by Reference

Incorporated by reference into this annual information form (the “Annual Information Form” or “AIF”) are the audited consolidated financial statements and Management Discussion and Analysis for Taseko Mines Limited (the “Company” or “Taseko”) for the fiscal year ended December 31, 2010 and the fiscal year ended December 31, 2009 together with the auditor’s report thereon. The financial statements are available for review on the SEDAR website located at www.sedar.com. All financial information in this Annual Information Form is prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) using Canadian dollars.

Currency and Metric Equivalents

The Company’s accounts are maintained in Canadian dollars and all dollar amounts herein are expressed in Canadian dollars unless otherwise indicated.

The following factors for converting Imperial measurements into metric equivalents are provided:

To convert from Imperial	To metric	Multiply by

acres	hectares	0.405
feet	metres	0.305
miles	kilometres	1.609
tons (2000 pounds)	tonnes	0.907
ounces (troy)/ton	grams/tonne	34.286

In this AIF the following capitalized terms have the defined meanings set forth below:

NYSE Amex	The NYSE Amex Equities, formerly known as the American Stock Exchange, being one of the two stock exchanges (together with the TSX) on which the Common Shares are listed.

BQ
A letter name specifying the dimensions of bits, core barrels, and drill rods in the B-size and Q-group wireline diamond drilling system having a core diameter of 47.6 mm and a hole diameter of 59.9mm.

Common Shares	The Company’s common shares without par value, being the only class or kind of the Company’s authorized capital.

Company	Taseko Mines Limited, including its subsidiaries, unless the context requires otherwise.

Carbonatite deposit	Carbonatites deposits are igneous rocks largely consisting of the carbonate minerals calcite and dolomite which contain the niobium mineral pyrochlore, rare earth minerals or copper sulphide minerals.

Epithermal deposit	A mineral deposit formed at low temperature (50-200°C), usually within one kilometre of the earth’s surface, often as structurally controlled veins.

Flotation
Flotation is a method of mineral separation whereby after crushing and grinding ore, froth created in a slurry by a variety of reagents, causes some finely crushed minerals to float to the surface where they are skimmed off.

HQ	A letter name specifying the dimensions of bits, core barrels, and drill rods in the H-size and Q-group wireline diamond drilling system having a core diameter of 63.5 mm and a hole diameter of 96 mm.

NSR	Net smelter return, a general proxy for the gross value of metals derived from concentrates delivered to a smelter for refining.

Induced Polarization (“IP”) Survey
A geophysical survey used to identify a feature that appears to be different from the typical or background survey results when tested for levels of electro- conductivity. IP detects both chargeable, pyrite-bearing rock and non- conductive rock that has high content of quartz.

Mineral Deposit	A deposit of mineralization, which may or may not be ore.

Mineral Symbols	Ag – silver; Au – gold; Cu – copper; Pb – lead; Zn – Zinc; Mo – molybdenum; Nb – niobium.

NQ
A letter name specifying the dimensions of bits, core barrels, and drill rods in the N-size and Q-group wireline diamond drilling system having a core diameter of 47.6 mm and a hole diameter of 75.7 mm.

Porphyry deposit	A type of mineral deposit in which ore minerals are widely disseminated, generally of low grade but large tonnage.

Solvent Extraction/ Electrowinning (“SX/EW”)
Solvent extraction is the technique of transferring a solute from one solution to another; for example when copper oxide is dissolved into solution, copper becomes the solute. Electrowinning is the process in which an electric current flows between a pair of electrodes (anode & cathode) in a solution containing metal ions (electrolyte). Metal is deposited on the cathode in accordance with the metal’s ability to gain or lose electrons. Since ion deposition is selective, the cathode product is generally high grade and requires little further refining.

TSX	The Toronto Stock Exchange, one of the two stock exchanges on which the Common Shares are listed, along with NYSE Amex.

Resource Category (Classifications) Used in this AIF

The discussion of mineral deposit classifications in this AIF adheres to the resource/reserve definitions and classification criteria developed by the Canadian Institute of Mining and Metallurgy in 2005. Estimated mineral resources fall into two broad categories dependent on whether the economic viability of them has been established and these are namely “resources” (economic viability not established) and ore “reserves” (viable economic production is feasible). Resources are sub-divided into categories depending on the confidence level of the estimate based on level of detail of sampling and geological understanding of the deposit. The categories, from lowest confidence to highest confidence, are inferred resource, indicated resource and measured resource. Reserves are similarly sub-divided by order of confidence into probable (lowest) and proven (highest). These classifications can be more particularly described as follows:

A “Mineral Resource” is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

An “Inferred Mineral Resource” is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

An “Indicated Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

A “Measured Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

A “Mineral Reserve” is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, and economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

A “Probable Mineral Reserve” is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

A “Proven Mineral Reserve” is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified. The US Securities and Exchange Commission require permits in hand or their issuance imminent to classify mineralized material as reserves.

For United States reporting purposes, SEC Industry Guide 7 (under the United States Securities Exchange Act of 1934 (the “Exchange Act”), as interpreted by Staff of the United States Securities and Exchange Commission (the “SEC”), applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserved used in National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (“NI 43-101”) differ from the definitions in the SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards.

ITEM 3. CORPORATE STRUCTURE

Taseko Mines Limited was incorporated on April 15, 1966, pursuant to the Company Act of the Province of British Columbia. This corporate legislation was superseded in 2004 by the British Columbia Business Corporations Act which is now the corporate law statute that governs Taseko. Taseko has one active material subsidiary, Gibraltar Mines Ltd. (“Gibraltar”), a second active but not yet material subsidiary, Aley Corporation, and two wholly-owned non-material, inactive subsidiaries, 688888 BC Ltd. and Taseko Acquisitionsub Ltd. Taseko owns 100% of the common shares of Gibraltar but none of Gibraltar’s issued tracking preferred shares. On March 31, 2010, the Company established a joint venture with Cariboo Copper Corp. (“Cariboo”) over the Gibraltar mine, whereby Cariboo acquired a 25% interest in the mine and Gibraltar retained a 75% interest. For more information on the joint venture see Item 4 below.

The head office of Taseko is located at Suite 300, 905 West Pender Street, Vancouver, British Columbia, Canada V6C 1L6, telephone (778) 373-4533, facsimile (778) 373-4534. The Company’s legal registered office is in care of its Canadian attorneys McMillan LLP, Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia, Canada V6E 4N7, telephone (604) 689-9111, facsimile (604) 685-7084. In this Annual Information Form, the terms “Company” or “Taseko” refer to Taseko Mines Limited and all its subsidiaries together unless the context otherwise clearly requires. Certain terms used herein are defined in the glossary of this Annual Information Form or in the disclosure to which the term relates.

ITEM 4. GENERAL DEVELOPMENT OF THE BUSINESS

The principal business activity of Taseko for the past three years has been the operating and expanding the capacity of the Gibraltar mine which constitutes the majority of the assets and activity disclosed by Taseko’s consolidated financial statements summarized below. The consolidated financial statements below have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), and are expressed in thousands of Canadian dollars except for per share and share amounts.

	As at December 31
Balance Sheets	2010	2009	2008
Current assets	$281,300	$92,316	$41,283
Mineral properties	27,737	32,631	32,610
Plant and equipment	283,024	305,205	292,390
Other assets	95,551	104,943	111,962
Total assets	$687,612	$535,095	$478,245

Current liabilities	$66,686	$75,179	$112,053
Other liabilities	151,025	163,223	131,285
Shareholders’ equity	469,951	296,693	234,907
Total liabilities & shareholders’ equity	$687,612	$535,095	$478,245

	Year ended	Year ended	Fifteen months
	December 31	December 31	ended December 31
Statements of Operations	2010	2009	2008
Revenue	$278,460	$188,902	$231,678
Cost of sales	142,674	132,434	196,261
Depletion, depreciation and amortization	10,336	8,150	7,363
Operating profit	125,450	48,318	28,054
Accretion of reclamation obligation	860	968	1,451
Asset retirement obligation change of estimates	–	–	(6,917)
Change in fair market value of financial instruments	(319)	–	886
Exploration	10,090	3,407	11,864
Foreign exchange loss (gain)	2,650	(8,800)	4,032
Gain on convertible bond repurchase	–	(1,630)	–
General and administration	13,853	8,382	11,896
Gain on sale of marketable securities	(4,087)	(188)	(1,034)
Interest accretion on convertible debt	–	1,260	2,938
Interest and other income	(18,275)	(7,402)	(9,701)
Interest expense	4,542	8,265	8,284
Loss on prepayment of credit facility	834	–	–
Premium paid on the redemption of royalty obligation	1,302	–	–
Realized (gain) loss on derivative instruments	(3,575)	11,330	–
Stock-based compensation	10,409	5,696	6,442
Earnings (loss) before other items	$107,166	$27,030	$(2,087)
Other items:
Gain on contribution to the Joint Venture	95,114	–	–
Unrealized loss on derivative instruments	(6,898)	15,775	–
Earnings (loss) before income taxes:	195,382	11,255	$(2,087)
Current income tax expense (recovery)	4,106	669	(2,151)
Future income tax expense (recovery)	44,678	25	(3,446)
Earnings for the year	$148,598	$10,561	$3,510
Other comprehensive income (loss):
Unrealized gain (loss) on reclamation deposits	(118)	(1,040)	1,859
Unrealized gain (loss) on marketable securities/investments	6,117	14,263	(11,295)
Reclassification of realized gain on sale of marketable securities	(4,087)	(188)	(1,152)
Tax effect	(239)	(1,779)	1,570
Other comprehensive income (loss)	$1,673	$11,256	$(9,018)
Total comprehensive income (loss)	$150,271	$21,817	$(5,508)
Basic earnings per share	$0.80	$0.06	$0.02
Diluted earnings per share	$0.73	$0.06	$0.02
Basic weighted average number of common shares outstanding	186,103	173,170	142,062
Diluted weighted average number of common shares outstanding	203,006	180,835	156,928

Taseko’s business is focused on enhancing the production of copper and molybdenum from the Gibraltar mine and on permitting its Prosperity gold and copper project (“Prosperity”). A feasibility study has been completed for Prosperity project, demonstrating mineral reserves as defined under Canadian Securities regulations under NI 43-101. As no permits are in place, the Prosperity project does not have reserves under US SEC Guide 7 Standards. Both the Gibraltar mine and the Prosperity project are located in central British Columbia, Canada.

The Company has two additional properties located in British Columbia, including the exploration stage gold property known as the Harmony project, and the exploration stage niobium project known as the Aley project (“Aley”). Mineralization at the Harmony project has not at this time been determined to constitute a proven or probable reserve, and there are no mineral resources currently estimated at the Aley project. Aside from the joint venture established with Cariboo, Taseko and its subsidiaries currently own all of their projects outright.

Taseko believes that there will continue to be demand for copper, molybdenum, gold, and niobium for the foreseeable future, and there will be a continuing need to replace depleted reserves from existing mines. Copper prices have benefited from Chinese demand growth and declining inventory levels. Additionally, the expectation of continued demand from Asia, global economic growth, limited availability of scrap and constrained sources of new supply should continue to lend support to prices. Molybdenum price strength is anticipated due to demand supported by global economic growth and new uses, as well as constrained new and existing mine supply. Gold continues to benefit from price supportive macroeconomic factors (quantitative easing, sovereign debt concerns, current account deficits) as well as an expected decrease in global mine supply in years to come. The demand for niobium is supported by overall growth in the global steel industry and also from the increasing use of higher-quality steels. Based on this expected demand profile, the Company sees value in projects for which economics have not yet been determined.

During fiscal 2008-2010, total production at the Gibraltar mine was 41.6 million tons milled, producing 239.5 million lb. of copper in concentrate and cathode, and 2.4 million lb. of molybdenum. Over this period, Taseko expanded the ore concentrator and made other production improvements at the Gibraltar mine. Construction of the Phase 1 mill expansion was completed in February 2008. The majority of the construction schedule of a Phase 2 expansion program, designed to increase concentrator throughput from 46,000 tpd to 55,000 tpd, was completed in 2010, as well as installation of the in-pit crusher and conveyor. The Semi-Autogenous Grinding (“SAG”) mill direct feed system is scheduled for completion in the second quarter of 2011.

In 2011, the Company plans to continue the expansion with the Gibraltar Development Plan 3 (GDP-3). GDP-3 will include construction of a new concentrator to complement the existing 55,000 tpd facility, increasing annual production capacity to over 180 million pounds of copper. Capacity for the new facilities is based on an engineering scoping study completed by a third party in 2008, and subsequent internal engineering analysis. A new molybdenum recovery facility is also planned to increase annual molybdenum production to over two million pounds. The estimated capital cost for the concentrator facility is approximately $235 million and approximately $90 million for the additional mining equipment. The capital cost estimates are based on recent purchases at Gibraltar, estimates provided by consultants, and direct quotations from suppliers. The $325 million total estimated capital cost represents 100% of the outlays required. Gibraltar’s share will be 75% of that amount, and proceeding with GDP-3 will require the consent of Cariboo which has a consent right over expansions of 30% or more from the mine plan.

The Prosperity project was the subject of a feasibility study completed in September 2007 for a 70,000 tonnes per day operation. In 2008, the Company worked with various consultants to investigate value engineering opportunities, energy efficiency, and operating ease in various areas of the concentrator and support infrastructure and, in 2009, incorporated different long-term prices for copper and gold prices from those assumed in 2007. This work resulted in an increase in anticipated mine life to 33 years.

During 2008-2010, Taseko also continued to advance the Prosperity project through the provincial and federal environmental assessment processes. On January 14, 2010, the Company received the environmental assessment certificate from the British Columbia Provincial Ministry of Environment. On November 2, 2010, the Company was advised that the federal government would not proceed with permitting on the Prosperity project as proposed. The Company has reviewed and revised its plan and has put forth a new design proposal, which adds construction costs and life of mine operating expenditures of approximately $300 million to the original design. The new plan responds to the concerns identified during the federal review process, and on February 21, 2011 the Company submitted the new project description for the Prosperity project to the federal government, where it remains under review.

Work on the Harmony and Aley projects was curtailed in 2008 and 2009. In 2010 the Company completed a successful exploration program at the Aley project. The program consisted of geological mapping and diamond drilling in 23 holes at the Aley project, intersecting excellent grades of niobium mineralization across an area measuring 900 metres east-west and 350 metres north-south; mineralized intercepts range up to 200 metres in length and were continuous and close to the surface. The Company plans to accelerate work on the Aley project in 2011, with activities including engineering, core drilling and collection of data for site design and metallurgical testwork. Also in 2010, the Company initiated project assessment work on the Harmony project, and is considering further technical studies.

Consistent with the Company's existing strategy to manage its operating margins effectively in volatile copper markets, the Company has entered into producer put options for a portion of its targeted copper concentrate production during 2011. The 2011 contracts are for approximately 53.4 million pounds with a price range of US$3.00 – US$4.00 per pound. During 2010, approximately 50% of the copper production, from January 2010 to December 2010, was hedged at a price range of US$2.00 - US$3.95 per pound.

During 2010, the Company prepaid its US$50 million credit facility with Credit Suisse and Investec Bank PLC without penalty. The Company also issued 1,556,355 of its common shares to redeem and cancel a copper royalty previously sold for $6.5 million.

The Gibraltar mine became an unincorporated (or ‘contractual’) joint venture between the Company and Cariboo on March 31, 2010. The Company and Cariboo hold 75% and 25% beneficial interests in the Joint Venture, respectively. Under the Joint Venture Formation Agreement (“JVFA”), the Company contributed to the Joint Venture certain assets and obligations pertaining to the Gibraltar mine with a deemed net fair value of $747 million as of March 31, 2010, and Cariboo paid the Company US$187 million to obtain its 25% interest in the Joint Venture. The Company continues to be the operator of the Gibraltar mine under the Joint Venture Operating Agreement which is filed at www.sedar.com. Cariboo is a Japanese consortium jointly owned by Sojitz Corporation (50%), Dowa Metals & Mining Co., Ltd. (25%) and Furukawa Co., Ltd. (25%).

Aside from the above, the Company has not made any significant acquisitions or dispositions since January 2006.

ITEM 5. DESCRIPTION OF BUSINESS

Taseko is a mining company that generally seeks to acquire, develop, and operate large tonnage mineral deposits which, under conservative metals forward price assumptions, are potentially capable of supporting a mine for 10 years or longer.

Figure 1 below shows the location of the Company’s four properties in British Columbia, Canada.

Figure 1: Location of the Taseko’s Properties (Source – Taseko)

The Gibraltar Mine

Unless stated otherwise, information of a technical or scientific nature related to the Gibraltar mine contained in this AIF is summarized or extracted from a technical report entitled “Technical Report on the 105 Million Ton Increase in Mineral Reserves at the Gibraltar Mine” dated January 23, 2009 (the “Gibraltar Technical Report”), prepared by Scott Jones, P. Eng. filed on Taseko’s profile at www.sedar.com and updated with production and development results since that time. Mr. Jones is employed by the Company as Vice-President, Engineering.

Property Description and Location

The Gibraltar mine site covers approximately 113 square kilometres, located at latitude 52°30’N and longitude 122°16’W in the Granite Mountain area, approximately 65 kilometres by road north of the City of Williams Lake in south-central British Columbia, Canada. The Gibraltar mine property consists of 250 tenures held as summarized in Table 1 below.

Table 1: Mineral Tenures – Gibraltar Mine

Tenure Type	Number	Area (ha)
Claims	220	14,184.14
Leases	30	1,889.68
Total	250	16,073.82

There are 30 mining leases at the Gibraltar mine which are valid until at least July 26, 2023 as long as renewal fees, which are due on an annual basis, are paid. Rights to use the surface accompany each mining lease. Additionally all mining claims at the Gibraltar mine are valid until August 15, 2012 with the exception of four claims that have expiry dates on May 19, 2011, June 12, 2011, July 24, 2011 and October 19, 2011. It is intended that all leases and claims will be renewed prior to their renewal fees being due (in the case of the leases) and prior to their expiry in the case of the claims.

There are several land parcels for which surface rights were purchased outright. There is one fee simple lot at the Gibraltar mine (L3728) on which the plant site is located and annual taxes are paid. In addition the Gibraltar mine holds four other land parcels: DL9170, DL9483, DL 9497 and DL588.

The Gibraltar mine has operated for most of the active life of the mine from four open pits. Waste dumps have been developed in various areas adjacent to the open pits and tailings have been deposited in an impoundment area, located about three kilometres north of the mill.

A mill expansion completed in 2008 included commissioning of a new 34’ diameter SAG mill, conversion of the rod and ball mill circuit to ball mill grinding only, and replacement of rougher and cleaner flotation cells with large high volume current technology flotation cells. The cleaner and regrind circuit capital projects were completed and expected copper recovery improvements were being realized by the end of 2009.

With the completion of the in-pit crusher and conveyor, tailings handling systems, concentrate filter/dryer circuit upgrade (mid 2010) and the SAG Direct Feed System (schedule completion: early 2011), the rated capacity of the operation has increased from 36,000 tons per day to 55,000 tons per day.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Gibraltar mine mineral claims cover an area of gentle topography; local relief is in the order of 200 metres. The plant site is located at an elevation of approximately 1,100 metres above sea level. The project area has a moderate continental climate with cold winters and warm summers. Ambient air temperature ranges from a winter minimum of -34° C to a summer maximum of 35°C. The Gibraltar mine operates year round.

Access to the Gibraltar mine from Williams Lake, British Columbia is via Highway 97 to McLeese Lake, and then a paved road provides access to the Gibraltar mine site, a total road distance of 65 kilometres.

The Canadian National Railway has rail service to facilitate the shipping of copper concentrates through to the Pacific Ocean port Vancouver Wharves, located in North Vancouver, BC. A rail siding and storage shed for the shipment of concentrate is located 26 kilometres from the mine site. Electricity is obtained from BC Hydro. Natural gas is provided by Avista Energy and Terasen Gas. The communities of Williams Lake and Quesnel are sufficiently close to the site to supply goods, services, and personnel to the Gibraltar mine. The number of active personnel at the Gibraltar mine at the end of December 2010 was 455 individuals.

Make-up fresh water for the mine site is obtained from a set of wells on the Gibraltar mine property. The Company owns and operates the concentrate rail load-out facility on the CN rail line at Macalister.

Gibraltar Mine History

In 1964, Gibraltar acquired a group of claims in the McLeese Lake area from Malabar Mining Co. Ltd. Canadian Exploration Limited (Canex), at that time a wholly-owned subsidiary of Placer Development (Placer), and Duval Corporation (Duval) had also been exploring on claims known as the Pollyanna Group which they had acquired adjacent to Gibraltar’s claims. In 1969, Gibraltar, Canex and Duval entered into an agreement providing for the commingling of Gibraltar’s claims with the Pollyanna Group. In 1971 Gibraltar acquired Duval’s remaining interest in the property.

Preliminary development of the Gibraltar mine began in October 1970. The concentrator commenced production on March 8, 1972 and was fully operational by March 31, 1972. Mining and milling operations were suspended on December 1, 1993 due to low copper prices and recommenced in September 1994 following the increase in copper prices. A cathode copper plant design with an annual capacity of 4,535 tonnes (10 million lb.) of market-ready copper metal began operation in October 1986. Up to the 1998 shutdown, as discussed below, 38,430 tonnes (84.7 million lb.) of electro won copper had been produced from this facility.

In October 1996, Westmin Resources Limited (“Westmin”) acquired 100% control of Gibraltar and in December 1997, Boliden Limited Westmin (Canada) Limited (“Boliden”) acquired Westmin. In March 1998, Boliden announced that it would cease mining operation at Gibraltar mine at the end of 1998.

On July 21, 1999, Taseko’s subsidiary, Gibraltar Mines Ltd., purchased the Gibraltar mine assets from Boliden and certain of its affiliates, including all mineral interests, mining and processing equipment and facilities, and assumed responsibility for reclamation obligations estimated at that time at about $33 million. Pursuant to the terms of the acquisition, Gibraltar acquired mining equipment, parts and supplies inventories valued at $19 million, an existing British Columbia Government environmental deposit of $8 million, and mineral interests valued at $3.3 million, and received $20.1 million in cash over 18 months from closing, of which $17 million was received pursuant to a 10-year non-interest bearing convertible debenture issued to Boliden and subsequently acquired by NVI Mining Ltd (“NVI”). Gibraltar assumed the estimated reclamation liability pertaining to the Gibraltar mine of $32.9 million and Taseko guaranteed Gibraltar’s obligations to Boliden. On April 2, 2008, NVI issued a notice to the Company to convert the principal amount of the debenture of $17.0 million at an effective conversion rate of $5.14 per common share, which would have resulted in 3,307,393 common shares of the Company being issued to NVI. The Company issued 2,612,971 to NVI and made a cash payment of $3.6 million in lieu of issuing the remaining 694,422 common shares as full and final settlement to NVI and accordingly the debenture has been discharged.

From 1999 to 2004, Taseko geologists and engineers explored for additional mineralized material and to better define known resources. The on-site staff completed on-going reclamation work and maintained the Gibraltar mine for re-start. Operating and environmental permits were kept in good standing.

On October 1, 2004 when the mine re-opened, there were approximately 837 million tons of measured and indicated resources outlined at Gibraltar, including proven and probable sulphide reserves of 163.5 million tons grading 0.313% copper and 0.010% molybdenum at a 0.20% copper cut-off, and 16.5 million tons of oxide reserves grading 0.148% copper at a 0.10% acid soluble copper cut-off. The Gibraltar restart decision was based on the initial four years of the 12-year mine plan and mining operations recommenced that year. Copper cathode production at the SX/EW plant did not recommence until January 2006.

The Gibraltar mine became an unincorporated joint venture between Taseko and Cariboo on March 31, 2010. The Company and Cariboo hold 75% and 25% beneficial interests in the Joint Venture, respectively. The assets and liabilities contributed by the Company into the Joint Venture were primarily mineral property interests, plant and equipment, inventory, prepaid expenses, reclamation deposits, equipment loans, and capital lease obligations and the site closure and reclamation obligation.

Red Mile Royalty Sale Agreements

On September 29, 2004, Gibraltar and 688888 B.C. Ltd. (“688888”), a wholly-owned subsidiary of Taseko, entered into certain related agreements. Pursuant to a Royalty Agreement among, inter alia, Gibraltar and Wilshire (GP) No. 2 Corporation, in its own capacity and in its capacity as general partner on behalf of all the limited partners of Red Mile Resources No. 2 Limited Partnership (“Red Mile”) (see “Material Contracts”), Gibraltar sold to Red Mile a royalty (the “Royalty Interest”) for $67.4 million (the “Purchase Price”). Annual royalties payable by Gibraltar to Red Mile range from $0.01 per pound to $0.14 per pound of copper produced during the period from the Commencement of Commercial Production (as defined in the Royalty Agreement) to the later of (a) December 31, 2014, and (b) the date that is five years after the end of commercial production from the mine.

Pursuant to a Funding Pledge Agreement among, inter alia, Alberta Capital Trust Corporation (“Alberta Trust”) and Gibraltar (see “Material Contracts”), the Purchase Price was invested in a promissory note with Alberta Trust, and Gibraltar pledged the promissory note, along with interest earned and to be earned thereon, to secure its obligations under the Funding Pledge Agreement. Pursuant to a Pledge, Priorities and Direction Agreement (see “Material Contracts”), Gibraltar is entitled to have released to it funds held under the promissory note, and interest thereon, to fund its royalty obligations under the Royalty Agreement to the extent of its royalty payment obligations.

Pursuant to a Call Option Agreement among, inter alia, 688888 and Red Miles Resources Inc., in its capacity as general partner on behalf of all of the partners of Red Mile Resources Fund Limited Partnership (“RMRF”) (see “Material Contracts”), 688888 has an option to, directly or indirectly, reacquire the Royalty Interest by acquiring (“call”) from Red Mile the Royalty Interest or from RMRF all of the limited partnership units (“LP Units”) of Red Mile held by RMRF. Pursuant to the Royalty Agreement, RMRF has the right to require Gibraltar to purchase (“put”) all of Red Mile’s LP Units owned by RMRF.

Pursuant to the Royalty Agreement, Gibraltar has granted to Red Mile a net profits interest (“NPI”), which survives any “put” or “call” of the Red Mile LP Units. The NPI is applicable for the years 2011 to 2014 and varies depending on the average price of copper for any year during that period. No NPI is payable until Gibraltar reaches a pre-determined aggregate level of revenues less defined operating costs and expenditures.

Property Geology

The Gibraltar mine generally consists of six separate mineralized zones. Five of these – Pollyanna, Granite, Connector, Gibraltar, and Gibraltar Extension – occur within the Granite Mountain batholith in a broad zone of shearing and alteration. A sixth copper mineralized body, the Sawmill zone, lies about six kilometres to the south, along the southern edge of the batholith, within a complex contact zone between the batholith and Cache Creek Group rocks.

Two major structural orientations have been recognized at Gibraltar: the Sunset and Granite Creek mineralized systems. The Sunset system has a northwest strike with one set of structures dipping 35° to 45° to the south and a conjugate set, known as the Reverse Sunset, dipping 50° to 60° to the north. The Granite Creek system strikes east-west and dips 20° to 40° to the south with a subordinate set of structures dipping steeply in a northerly direction. Structures of the Sunset system that host mineralization are mainly shear zones, with minor development of stockwork and associated foliation lamellae. Host structures of the Granite Creek system are predominantly oriented stockwork zones.

The Granite Creek system provides the major structures that control mineralization of Pollyanna, Granite and the Sawmill zones. These bodies have the characteristic large diffuse nature of porphyry copper type mineralization. The Gibraltar deposit is essentially a system of interconnected Sunset zones, which create a large body of uniform grade. The Gibraltar Extension deposit is contained within a large complex shear zone.

Mineralization

Pyrite and chalcopyrite are the principal primary iron and copper sulphide minerals. Sixty percent of the copper occurs in fine-grained chalcopyrite. Coarser grained chalcopyrite also occurs, usually in quartz veins and shear zones. Small concentrations of bornite (a sulphide mineral of copper and iron), associated with magnetite and chalcopyrite, is present on the extremities of the Pollyanna and Sawmill deposits. Oxide copper mineralization is also present between the Gibraltar and Pollyanna open pits in the Connector Zone. Molybdenite (molybdenum sulphide mineral) is a minor but economically important associate of chalcopyrite in the Pollyanna, Granite and Sawmill deposits.

Exploration and Drilling

From 1999-2004, Taseko geologists and engineers explored for additional mineralized material and to better define known resources. A core drilling program for pit definition for the Granite Lake and PGE Connector deposits and property exploration at the 98 Oxide Zone, was carried out between September and November 2005. A further drilling program carried out in 2006 was designed to define the mineral resources between the existing pits by tying together the extensive mineralization zones, and to test for additional mineralization at depth.

The 2007 program tested a number of targets to define further mineralization, provided definition drilling in the Pollyanna-Granite saddle zone and Granite West areas and included condemnation drilling for the proposed extensions of both the #5 and #6 Dump footprints. The targets for further mineralization were Gibraltar South, Pollyanna North IP anomaly, Granite South and the Gunn Zone.

The 2008 exploration program was conducted on the southern and eastern margins of the Gibraltar pit and northwest of the Gibraltar West pit. The objective was to upgrade identified inferred resources to indicated or measured categories through “in-fill” drilling. Holes drilled in the Gibraltar West pit area were incorporated into the 2008 reserve estimate for the new Gibraltar Extension Pit.

The 2010 program was conducted on the northern and western margins of the Gibraltar pit, and one hole on the southwest margin. The objective was to define the ultimate limit of the Gibraltar pit to the north and west. The 2010 drilling program met the objective of delineating mineralization to the north and west of the Gibraltar pit. The holes encountered 79 intercepts at a 0.2 % TCu cutoff ranging in length from 20 to 260 feet and grading from 0.2 % to 1.2 % TCu. Additionally, a hole drilled on the south edge of Gibraltar pit encountered, as anticipated, significant ≥ 0.20 % copper mineralization.

A total of 28,129 feet (8,574 metres) was drilled in 34 drill holes in 2010 averaging 827 feet (252 metres) in length. The 2,710 half core samples taken in 2010 by Gibraltar personnel averaged 10.4 feet (3.2 metres) in length.

Exploration drilling is planned at Gibraltar in 2011 to upgrade material classification within resource and reserve categories and to test areas of the deposit to the east, west, and at depth.

Sampling and Analytical Procedures

Drill core was boxed at the drill site and transported by company truck to a secure logging, sampling and sample preparation facility at the Gibraltar mine. The drill core was mechanically split into two halves lengthwise. Half core was taken as an assay sample. The remaining half core and coarse reject after sample preparation at the analytical laboratories are stored at the Gibraltar mine. The remaining pulps after analysis are stored at a secure warehouse at Port Kells, BC.

The 2010 sample preparation was performed by Eco Tech Laboratory Stewart Group, Kamloops. The entire sample was dried, and jaw-crushed to 70% passing 10 mesh (<2 mm). A 500 g split was then taken and the samples were pulverized to 95% passing 150 mesh (106 microns). The coarse reject samples were returned to Gibraltar mine after analysis for long term storage. The sample pulps are retained at the Port Kells warehouse of Taseko.

Taseko implemented a rigorous quality control quality assurance (QA/QC) program after taking over the Gibraltar mine. This QA/QC program was in addition to the procedures used internally by the analytical laboratories. The results of this program indicate that analytical results are of high quality and suitable for use in detailed modeling and resource evaluation studies.

Gibraltar Mine Reserves and Resources

The Gibraltar mine mineral reserves are based on the published reserves at December 31, 2008 and reduced for ore production from the Granite pit in 2009 and 2010.

The reserve estimates for the Gibraltar Extension deposit used long-term metal prices of US$1.75/lb for copper and US$10.00/lb for molybdenum and a foreign exchange of C$1=US$0.82. The estimates for the balance of the reserves used September 2007 NI 43-101 estimates reduced by actual 2008 and 2009 mining with long term metal prices of US$1.50/lb for copper, US$10/lb for molybdenum and a foreign exchange of C$1=US$0.80.

The proven and probable reserves as of December 31, 2010 are tabulated in Table 2 below and are NI 43-101 and SEC Guide 7 compliant.

Table 2: Gibraltar Mine Mineral Reserves
at 0.20% Copper Cut-off

		Tons	Cu	Mo
Pit	Category	(millions)	(%)	(%)
Connector	Proven	40.4	0.296	0.010
	Probable	14.8	0.271	0.009
	Subtotal	55.2	0.289	0.010
Gibraltar	Proven	66.8	0.286	0.008
	Probable	33.3	0.285	0.013
	Subtotal	100.1	0.286	0.010
Granite	Proven	163.4	0.323	0.009
	Probable	21.6	0.319	0.009
	Subtotal	185.0	0.322	0.009
Gibraltar Extension	Proven	75.4	0.352	0.002
	Probable	29.3	0.304	0.002
	Subtotal	104.7	0.339	0.002
Total		445.0	0.314	0.008

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This section uses the terms ‘measured resources’ and ‘indicated resources’. The Company advises investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

The mineral reserves stated above are contained within the mineral resources indicated in Table 3 below:

Table 3: Gibraltar Mine Mineral Resources
at 0.20% Copper Cut-off

Category	Tons (millions)	Cu (%)	Mo %)
Measured	583.0	0.301	0.008
Indicated	361.0	0.290	0.008
Total	944.0	0.297	0.008

There are also oxide reserves, identified in both the PGE Connector and Gibraltar pits as shown in Table 4 below. These oxide reserves are in addition to the sulphide reserves stated in Table 2 and are contained within the resources contained in Table 3.

Table 4: Gibraltar Mine – Oxide Mineral Reserves
at 0.10% ASCu cut-off

Pit	Tons (millions)	Cu (%)	ASCu (%)
Connector	12.7	0.349	0.151
Gibraltar	0.5	0.152	0.121
Total	13.2	0.341	0.150

The mineral resource and reserve estimations were completed by Gibraltar mine staff under the supervision of Scott Jones, P.Eng., Vice-President, Engineering, a Qualified Person under NI 43-101 and the author of the Gibraltar Technical Report. Mr Jones has verified the methods used to determine grade and tonnage in the geological model, reviewed the long-range mine plan, and directed the updated economic evaluation.

Mining Operations

The Gibraltar mine is a typical open pit operation that utilizes drilling, blasting, cable shovel loading and large-scale truck hauling to excavate rock. The Gibraltar mine is planned to enable excavation of sulphide mineralized material of sufficient grade that can be economically mined, crushed, ground and processed to a saleable product by froth flotation. Tailings are pumped to a storage facility.

Rock containing lower grade sulphide mineralization or oxide mineralization is also mined but is not immediately processed. The lower grade sulphide material is stockpiled for later treatment in the mill. In addition, a portion of the low grade sulphide material and all of the oxide material can be leached with sulphuric acid, which is naturally assisted by bacterial action, and the resultant copper sulphate solution can be processed to cathode copper in the Gibraltar mine’s SX/EW plant.

A phased expansion of the mill has been underway since 2007. Phase 1 mill construction was completed in February 2008, followed by ramp up to the rated processing capacity of 46,000 tons per day (“tpd”). The majority of the construction schedule of a Phase 2 expansion program, designed to increase the concentrator throughput from 46,000 tpd, to 55,000 tpd, was completed in 2010, as well as the installation of an in-pit crusher and conveyor with completion of the SAG mill direct feed system scheduled for the second quarter of 2011.

The new in-pit 60-inch by 89-inch crusher and overland conveyor system was completed and commissioned mid-2010. The system is designed to reduce operating costs and improve mine productivity by replacing the original Gibraltar crusher and supplanting approximately three diesel-powered haulage trucks with an electrically driven overland conveyor belt.

Replacement of the single-line tailings system with a two line system and substitution of the natural gas fired concentrate dryer with a filter press was completed in 2010. This equipment reduces operating cost and provides a more stable operating platform, and will be able to manage increased volume as mill throughput increases.

Construction of the SAG Direct Feed System was started in the fourth quarter of 2010. The system is designed to improve mill availability, increase throughput and reduce costs by eliminating the complicated secondary crusher and fine ore feed system. The new direct feed system will also allow larger mill feed more appropriate for autogenous grinding than can be achieved with the current system. The new system is scheduled for commissioning in the second quarter of 2011.

In 2011, the Company plans to move forward with an expansion at Gibraltar. The GDP-3 project will include construction of a new concentrator to complement the existing 55,000 tpd facility, increasing annual production capacity to over 180 million pounds of copper. Capacity for the new facilities is based on an engineering scoping study completed by a third party in 2008, and subsequent internal engineering analysis. A new molybdenum recovery facility is also planned to increase annual molybdenum production to over two million pounds. The estimated capital cost for the concentrator facility is approximately $235 million and approximately $90 million, for additional mining equipment. The capital cost estimates are based on recent purchases at Gibraltar, estimates provided by consultants, and direct quotes from suppliers. The $325 million total capital cost represents 100% of the outlays required. Gibraltar’s share will be 75% of that amount, and proceeding with GDP-3 will require the consent of Cariboo which has a consent right over expansions of 30% or more from the mine plan.

The $235 million to be spent on the concentrator facility consists of approximately $39 million on crushing, conveying, stockpile & reclaim; $80 million for the grinding circuit; $44 million for the flotation and regrind circuits; $28 million on tailings; $11 million for the molybdenum separation facility; and $34 million of site infrastructure and other. Approximately $50 million of this capital is expected to be spent in 2011, with the majority of the remainder expected to be spent in 2012.

The additional mining equipment required consists of approximately $25 million for a shovel; $7 million for a drill; $50 million to expand the haul truck fleet; and the purchase of some ancillary equipment. Timing of the acquisition of the mining equipment is driven by the mining schedule and will be effected over the period 2011 – 2013.

Production in 2010

The following table is a summary of the operating statistics for the year ending December 31, 2010. All mining during fiscal 2010 took place in the Granite pit.

Table 5: Gibraltar Production

Total tons mined (millions)[1]	52.3
Tons of ore milled (millions)	15.0
Stripping ratio	2.5
Copper grade (%)	0.338
Molybdenum grade (%Mo)	0.012
Copper recovery (%)	89.2
Molybdenum recovery (%)	25.5
Copper production (millions lb) [2]	92.3
Molybdenum production (thousands lb)	941

1	Total tons mined includes sulphide ore, low grade stockpile material, overburden, and waste rock which were moved from within pit limit to outside pit limit during the period.
2	Copper production includes concentrate and cathode.

Contracts and Markets

Gibraltar’s copper concentrate has a nominal 28% copper grade and no significant deleterious elements. Gibraltar’s copper concentrate is currently sold at prices based on London Metal Exchange (“LME”) quotations under an agreement with MRI Trading AG (“MRI”) of Switzerland (see “Material Contracts”), for the treatment and refining of certain copper concentrate from the Gibraltar mine. Under the terms of the MRI sales agreement, the Company has secured long-term and fixed rates for processing copper concentrate until December 31, 2014. The Company has the right to price payable copper within the concentrate based on a quotational period, declared prior to, and covering each ensuing calendar year. Although two-thirds of Gibraltar’s copper concentrate is currently sold to MRI, in the event that MRI is unable to purchase Gibraltar’s copper concentrate as provided in the MRI sales agreement, a liquid market exists.

On March 31, 2010, the Company entered into the JVFA with Cariboo Copper Corp. As part of the JVFA, the Company entered into an off-take agreement with Cariboo for the treatment and refining of certain copper concentrate from the Gibraltar mine.

Gibraltar copper cathode is nominally 99.9%+ pure copper, and is currently sold under an agreement with Trafigura AG of Switzerland, which includes provisions for 100% of the cathode production. Gibraltar also has an agreement with Derek Raphael to treat a minimum of 75% of its molybdenum concentrate.

The copper market is volatile and cyclical. Copper is a commodity traded on the London Metal Exchange, the New York Commodity Exchange and the Shanghai Futures Exchange. The price of copper as reported on these exchanges is influenced significantly by numerous factors, including (i) the worldwide balance of copper demand and supply, (ii) rates of global economic growth, trends in industrial production and conditions in the housing and automotive industries, all of which correlate with demand for copper, (iii) economic growth and political conditions in China, which has become the largest consumer of refined copper in the world, and other major developing economies, (iv) speculative investment positions in copper and copper futures, (v) the availability and cost of substitute materials and (vi) currency exchange fluctuations.

Production Forecast

The current life-of-mine plan, taking into consideration GDP-3, covers a period of 17 years ending in 2027. The plan calls for the mining and processing of 445 million tons of ore from four pits: Granite, Gibraltar, Connector and Gibraltar Extension. The average grade is estimated to be 0.314% copper and 0.008% molybdenum. The average strip ratio over the life of the plan is 3.2:1. The concentrator is forecast to produce 2,742 million pounds of copper in concentrate and 37.6 million pounds of molybdenum in concentrate. The SX/EW plant is expected to produce approximately 50.8 million pounds of copper in cathode form over the life of the mine.

Environmental Considerations

There have been no material environmental non-compliance incidents since the mine re-opened.

The current Environmental Protection Permit was last amended on April 12, 2006 and authorizes the discharge of tailings, sewage, and treated acid mine drainage to the tailings pond; tailings, sewage, open pit and waste dump drainage to the Gibraltar East pit.

Permit M-40, covering the reclamation plan and liabilities was last amended in January 2008. The reclamation plan includes a water management, treatment and monitoring program and establishment of vegetation on all areas in order to protect against wind and water erosion and to meet end land use objectives. In 2007, a decommissioning plan provided an assessment of the costs of reclamation and ongoing water treatment based on a five-year mine plan. Closure costs were estimated to be $28 million, and the Gibraltar mine currently has $30 million held into a Qualified Environmental Trust fund and an irrevocable standby letter of credit for $10 million in favour of the Province of British Columbia.

The reclamation plan and liability due to the additional mineral reserves disclosed in the Gibraltar Technical Report will be evaluated in the next decommissioning plan currently scheduled for 2012 or earlier if required by the Ministry of Energy and Mines.

Other permit considerations relative to the additional reserves described in the Gibraltar Technical Report may include approvals required for route changes to the access road, hydro transmission line and water management pipeline, and these approvals will be pursued by the Company as required.

In 2002, Gibraltar and the Cariboo Regional District agreed to develop a landfill site on waste dumps in an area that would not be needed for the future operation of the mine. The landfill will provide reclamation credits to the land it occupies, as well as revenues to support ongoing site management costs. Construction of the landfill was initiated in June 2003 and operations began in October 2003.

The Prosperity Project

Unless stated otherwise, information of a technical or scientific nature related to the Prosperity project contained in this AIF is summarized or extracted from a technical report entitled “Technical Report, on the 344 million tonne increase in mineral reserves at the Prosperity Gold – Copper Project” dated December 17, 2009 (the “Prosperity Technical Report”), prepared by Scott Jones, P. Eng. filed on Taseko’s profile on SEDAR at www.sedar.com. Mr. Jones is employed by the Company as Vice-President, Engineering.

Property Description and Location

The Prosperity project is located at latitude 51° 28’ N and longitude 123° 37’ W in the Clinton Mining Division, approximately 125 kilometres southwest of the City of Williams Lake, British Columbia, and consists of a mineral lease (number 787863) and 37 mineral claims covering the mineral rights for approximately 94.9 square kilometres. All claims are in good standing until April 2018. The claims are 100% owned by Taseko and are not subject to any royalties or carried interests.

On May 12, 2010, the Company entered into a gold stream transaction with Franco-Nevada Corporation (“Franco-Nevada”), under which Franco-Nevada will purchase gold equal to 22% of the life of mine gold produced at the project. Staged cash deposits aggregating US$350 million will be paid during mine construction, and two million Franco-Nevada warrants will be issued on the date of the first advance of the cash payment. For each ounce of gold delivered to Franco-Nevada, Taseko will receive a further cash payment of US$400/oz (subject to an inflationary adjustment) or the prevailing market price, if lower. The deposit will be credited with the difference between US$400/oz and the market price of gold for each ounce delivered until the deposit is fully credited. Each warrant is exercisable to purchase one Franco-Nevada common share at a price of $75.00 until June 16, 2017 and will be listed under the same terms as the warrants listed on TSX under the symbol FNV.WT.A. The conditions to funding the gold stream include obtaining full financing of the project, receipt of all material permits to construct and operate Prosperity, and securing marketing arrangements for the majority of the concentrate. Franco-Nevada may terminate this agreement on ten business days’ written notice to Taseko.

As this is a greenfield project, there are no existing environmental liabilities on the property and there has been no development at the site. When additional site work is required, permit applications will be made. The Company does not hold any surface rights.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access from Williams Lake is via Highway 20 to Lee’s Corner, then via an all-weather main logging haulage road to the site, a total road distance of 192 kilometres. The Canadian National railway services Williams Lake and has rolling stock available to move copper concentrates by rail to points of sale in North America. The City of Williams Lake is sufficiently close and is capable of supplying goods, services, and personnel to a mine.

Multiple high-voltage transmission lines from the existing Peace River hydroelectric power grid are situated 118 kilometres east of the Prosperity project, a natural gas transmission pipeline is situated 112 kilometres northeast, and ample water is available nearby for a mining operation.

The Prosperity project is located on the Fraser Plateau in the Taseko Lakes region on the eastern side of the Chilcotin Mountain Range, which forms part of British Columbia’s Coast Mountain Range. The landscape is characterized by the low rounded summits of the Chilcotin Range and moderately sloping upland. The Prosperity project is located within the Fish Creek and Fish Lake watershed in a broad valley with slopes of moderate relief. Elevations at the site range between 1,450 metres and 1,600 metres above sea level.

Local climatic conditions are moderated primarily by elevation, aspect, physiography, and the proximity of the area to the Chilcotin Mountains. The annual mean temperature at the Prosperity project site is estimated to be 2ºC. The coldest months of December and January average -10ºC, and the warmest months of July and August average 13ºC.

Prosperity Project History

Prospectors discovered mineralization in the 1930’s. Exploration continued intermittently and by a variety of operators until about 1991, and included extensive IP, magnetic and soil geochemistry surveys, and 176 percussion and diamond drill holes, totalling approximately 27,100 metres. This work helped define the Prosperity project mineralization to a depth of 200 metres, and outlined a copper-gold mineralized zone approximately 850 metres in diameter.

In 1969, Taseko acquired the Prosperity project and drilled 12 percussion holes totalling 1,265 metres and six diamond drill holes totalling 1,036 metres immediately to the south of the area previously explored, and Taseko discovered significant tonnage grading 0.25% to 0.30% copper.

In 1970, Nittetsu Mining Company optioned the Prosperity project from Taseko Mines Limited and completed 236 metres of core drilling in 4 holes before returning the property to Taseko. In 1972, Taseko tested the property with two additional diamond drill holes totalling 156 metres. Quintana Minerals Corporation optioned the property from Taseko in 1973 and completed a 23-hole diamond drill program totalling 4,705 metres during 1973-74.

Bethlehem Copper Corp. optioned the Prosperity project in 1979 and by 1981 had completed 3,225 metres of percussion drilling in 36 holes and 10,445 metres of diamond drilling in 37 holes. Following the corporate merger of Bethlehem Copper Corp. and Cominco Ltd., Cominco acquired the Bethlehem option agreement on the Prosperity project. Cominco continued to drill the property, completing 1,620 metres of percussion drilling in 19 holes and 3,707 metres of diamond drilling in 29 holes over the period 1982 to 1989.

Cominco work programs also included 50 line kilometres of IP, magnetic and soil geochemical surveys. The IP survey outlined a 2 by 3 kilometre east-west trending zone of high chargeability. Also undertaken was a limited metallurgical testwork program which focused on achieving high copper recovery, with little emphasis on gold recovery, using a conventional copper flotation.

After a period of disagreement with Cominco which included a Court process, Taseko acquired 100% of the Prosperity project free whatsoever of any royalties or third party interests in 1993 through settlement agreements.

Geological Setting

The Prosperity project is located within the western-most portion of the Intermontane Belt at the boundary between the Intermontane and Coast morphologic belts. The surrounding area is underlain by poorly exposed, Late Paleozoic to Cretaceous litho tectonic assemblages which have been intruded by plutons of Mid-Cretaceous to Early Tertiary age. The main Coast Plutonic Complex is 50 kilometres southwest of the Prosperity project area.

The Yalakom Fault is the major fault in the region and lies to the southwest of the deposit on the Prosperity project. Estimates of Eocene dextral strike-slip offsets for the Yalakom Fault have been postulated variously as ranging from 80 to 190 kilometres, 125 to 175 kilometres or 115 kilometres. It may have imparted some related structural controls that are important to the localization of mineralization at the deposit.

Mineralization

The Prosperity project hosts a large porphyry gold-copper deposit. The deposit is predominantly hosted in Cretaceous andesitic volcaniclastic and volcanic rocks. In the western portion of the deposit, the host rocks have been intruded by the multi-phase, steeply dipping Fish Creek Stock. The stock is surrounded by an east-west trending, south dipping swarm of subparallel quartz-feldspar porphyritic dykes. The stock and dykes comprise the Late Cretaceous Fish Lake Intrusive Complex that is spatially and genetically related to the deposit. Post mineralization porphyritic diorite occurs as narrow dykes that cross-cut all host rocks. The central portion of the deposit is cut by two major faults, striking north-south and dipping steeply to the west.

Pyrite and chalcopyrite are the principal sulphide minerals in the deposit on the Prosperity project. They are uniformly distributed in disseminations, fracture fillings, veins and veinlets and may be accompanied by bornite and lesser molybdenite and tetrahedrite-tenantite. Native gold occurs as inclusions in and along microfractures with copper-bearing minerals and pyrite.

Exploration

Up to 1991, exploration programs at the Prosperity project included extensive IP and magnetic geophysical and soil geochemical surveys, and 176 percussion and diamond drill holes totalling approximately 27,100 metres. This work helped define the Prosperity project mineralization to a depth of 200 metres, and outlined a gold-copper mineralized zone approximately 850 metres in diameter.

In 1991 Taseko drilled 10 holes totalling 7,506 metres in a “cross” pattern to test the core of the deposit on the Prosperity project over a north-south distance of 550 metres. All of the holes intersected continuous significant copper and gold grades and extended the mineralization to 810 metres below surface. A scoping-level metallurgical testwork program was completed which demonstrated that acceptable gold and copper recoveries could be achieved by bulk sulphide flotation followed by regrinding and conventional copper flotation. In the same year baseline environmental and monitoring studies were initiated by the Company.

Diamond drilling continued in 1992, and by the end of the year an additional 116 HQ and NQ diameter vertical drill holes totalling 60,558 metres had been drilled, expanding the deposit to 1400 metres east-west, 600 metres north-south and to 850 metres below surface.

Subsequent to 1993, the Company completed a 12-hole (4,605 metres) inclined core drilling program in 1994 to investigate the distribution of fracture controlled gold and copper mineralization in the deposit. In addition, 22 holes (3,171 metres) were drilled to investigate geotechnical conditions in the proposed Prosperity project development areas.

In 1996 and 1997, an additional 107 holes (49,465 metres) were completed in order to upgrade the confidence limits of the deposit. Of this total, 20 holes (2,203 metres) were drilled vertically and 87 holes (47,262 metres) were inclined. These holes significantly increased the density of pierce points in the deposit and added to the geotechnical and geochemical characterization of the rock in the deposit.

Over the 34-year period from 1963 to 1997, a total of 154,631 metres has been drilled in 452 holes on the Prosperity project. Of this total, 273 holes (83,453 metres) were drilled vertically and 174 holes (71,178 metres) were inclined. Sizes of cored holes have included BQ, HQ, and NQ totalling 148,322 metres, with an average drill spacing of 70 metres. The balance of 6,309 metres is from percussion drilling. There has been no production from the Prosperity project.

Work on the Prosperity project was deferred from 2000-2005 first due to low metal prices and then later as the Company turned its attention to re-starting the Gibraltar mine. In November 2005, work was reactivated on the Prosperity gold-copper project. A pre-feasibility level study was completed in the first quarter of fiscal 2007, and a full feasibility study completed in September 2007. In late 2009 and 2010 additional metallurgical testing and geotechnical investigations were undertaken in support of detailed engineering. No exploration drilling activity is planned for Prosperity in 2011.

Sampling and Analysis

A total of 63,937 drill core samples and 1,548 percussion samples have been taken for analysis on the Prosperity project since 1969. Prior to 1991, a total of 6,905 samples were taken with an average length of three metres. From 1991 – 1998, 58,580 core samples were taken for assay with an average length of two metres except in instances where this was impractical.

During 1991-1994, drill core was mechanically split, one half of which was submitted for preparation and analysis. Of the total meterage drilled during 1996-97, 42% was subject to whole core sampling, 44% was sampled as sawn half-core, 5% of samples comprised the larger portion of core sawn 80:20. The remaining 9% was cored overburden, which was not generally sampled. In 1998 the samples were half sawn core and the remaining sample was put back in drilling order in the core box. Drill core remaining after sampling was returned to the core boxes, which were racked and stored at the Prosperity project site.

In 1991-1998 the drill core was boxed at the drill rig and transported twice daily by company truck to the logging, sampling and sample preparation compound at the Prosperity site. The core was geologically and geotechnically logged, given QA/QC designations, photographed and sampled under the supervision of Taseko geological and engineering staff. Samples were placed in shipping sacks and taken by company truck to Williams Lake and then shipped by commercial carriers to the Vancouver area analytical laboratories.

Taseko implemented a QA/QC program after taking over the Prosperity project in 1991. This was in addition to the QA/QC procedures used internally by the analytical laboratories. The results of this program indicate that analytical results are of high quality and suitable for use in detailed modeling and resource evaluation studies.

Taseko verified the post-1990 portion of the Prosperity project drill hole database manually in 1992 and 1998, and another independent comprehensive audit and verification of the geology and assay results in 1998 found the geological work for the Prosperity project to be done in a professional manner and according to industry standard.

Samples are shipped by commercial carriers to the analytical facilities. Coarse rejects from analytical work are retained in Taseko’s secure warehouse in Surrey, BC.

Reserves and Resources

Cautionary Note to US Investors Concerning Reserve Estimates

The following mineral reserves have been estimated in accordance with NI 43-101, as required by Canadian securities regulatory authorities. For United States reporting purposes, SEC Industry Guide 7 under the Exchange Act, as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, mineral reserve estimates contained in this AIF may not qualify as “reserves” under SEC standards. In addition, disclosure of “contained ounces” and “contained pounds” is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report reserves in ounces and pounds, and requires reporting of mineralization that does not qualify as reserves as in place tonnage and grade without reference to unit measures.

The Company and its consultants carried out progressive engineering, metallurgical and environmental studies over the period 1998 to 2010, including a feasibility level study of the project in 2000, and a mill redesign and project cost review in 2006.

In 2007 a feasibility study update incorporated the 2000 Feasibility Study, 2006 Mill Redesign, additional revisions to the processing plant and infrastructure, updates to the tailings facility design and pit geotechnical analysis, and revisions to the design and scheduling of the open pit.

In 2008 Taseko worked with various consultants to investigate value engineering opportunities, energy efficiency, and operating ease in various areas of the concentrator and support infrastructure.

In 2009 Taseko incorporated different long term prices for copper and gold prices from those assumed in 2007 and re-evaluated the reserves on the basis of $1.65/lb Cu and $650/oz Au. The resulting mineral reserves are shown in Table 6.

Table 6: Prosperity Mineral Reserves
at CDN$5.50 NSR/t Pit-Rim Cut-off

Category	Tonnes (millions)	Gold (g/t)	Copper (%)	Recoverable Gold Ounces (millions)	Recoverable Copper Pounds (billions)
Proven Probable	481 350	0.46 0.35	0.26 0.18	5.0 2.7	2.4 1.2
Total	831	0.41	0.23	7.7	3.6

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This section uses the terms ‘measured resources’ and ‘indicated resources’. The Company advises investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted to reserves.

The mineral resources shown in Table 7 include the mineral reserves shown in Table 6. Resource estimates were based on a copper cut-off of 0.14% .

Table 7: Prosperity Mineral Resources
at 0.14% copper cut-off – September 2009

Category	Tonnes (millions)	Gold (g/t)	Copper (%)
Measured Indicated	547.1 463.4	0.46 0.34	0.27 0.21
Total	1,010.5	0.41	0.24

In 2010 Taseko worked with various consultants to advance project engineering to the detailed phase and to advance various permit applications. Taseko temporarily suspended work on detailed engineering and permitting in November 2010 following the federal cabinet’s decision on the environmental assessment.

Planned Mining Operations

The proposed mine plan utilizes a large-scale conventional truck shovel open pit mining and milling operation. Following a one and a half year pre-strip period, total material mined from the open pit over years 1 - 31 averages 170,000 tonnes per day at a life-of-mine strip ratio of 1.5:1. A declining net smelter return cut-off is applied to the mill feed, which defers lower grade ore for later processing. The stockpiled ore is processed in the final years of the mine plan.

The Prosperity processing plant has been designed with a nominal capacity of 70,000 tonnes per day. The plant consists of a single 12-metres diameter SAG mill, two 7.9 -metre diameter ball mills, followed by processing steps that include bulk rougher flotation, regrinding, cleaner flotation, thickening and filtering to produce a copper-gold concentrate. Expected life-of-mine metallurgical recovery is 87% for copper and 69% for gold, with annual production averaging 110 million pounds copper and 234,000 ounces gold over the 33-year mine life.

The copper-gold concentrate will be hauled with highway trucks to an expanded load-out facility at the Gibraltar Mines Ltd.’s existing facility near Macalister for rail transport to various points of sale, but primarily through the Port of Vancouver for shipment to smelters/refineries around the world.

Power would be supplied via a new 124 kilometre long, 230 kV transmission line from Dog Creek on the BC Hydro Grid. Infrastructure would also include the upgrade of sections of the existing road to the site, construction of a short spur to the minesite, an on-site camp, equipment maintenance shop, administration office, concentrator facility, warehouse, and explosives facilities.

Based on this update, the project would employ up to 460 permanent hourly and staff personnel. In addition, approximately 60 contractor personnel would be employed in areas including catering, concentrate haulage, explosives delivery, and bussing.

Environmental Assessment

The Ministry of Environment of British Columbia accepted Taseko’s Environmental Assessment report on March 13, 2009 and proceeded with an Environmental Assessment Office (“EAO”) led review of this Project in a coordinated manner with the Canadian Environmental Assessment Agency (“CEAA”) on their respective provincial and federal environmental assessment processes.

On January 14, 2010, Taseko received the environmental assessment certificate for the Prosperity project from the Province.

The federal process conducted by a three-person panel, included six weeks of public hearings in March and April of 2010 as part of the environmental review. The panel's findings were essentially the same as the conclusions reached in the Provincial Environmental Assessment but they were not mandated to assess economic and social value generated by the project. In July, the panel submitted its final report to the federal government for their approval.

In November, the federal Minister of Environment announced that the Prosperity mine project, as proposed, would not be granted federal authorizations to proceed. Taseko suspended work on detailed engineering and permitting after the federal announcement. The Company has reviewed and revised its plan and has put forth a new design proposal, which adds construction costs and life of mine operating expenditures of approximately $300 million to the original design. The new plan responds to the concerns identified during the federal review process and on February 21, 2011 the Company submitted the new project description for the Prosperity project to the federal government where it remains under review.

The Provincial Mines Act permit application was submitted to the Ministry of Energy, Mines, and Petroleum Resources in June 2010 but was put in abeyance following the November federal decision.

Non-Material Projects

The Harmony Project

Gibraltar Mines Ltd., a subsidiary of Taseko Mines Limited, acquired the Harmony gold project in October 2001 through a transaction with Continental Minerals Corporation (formerly Misty Mountain Gold Ltd.) for consideration of $2.23 million in cash and the issuance of tracking preferred shares in Gibraltar’s capital stock. Details of the exchange terms of these preferred shares can be found in the 2003 Annual Information Form filing by Taseko at www.sedar.com and in the notes to its December 31, 2010 audited financial statements.

As there had not been significant exploration or development conducted on the Harmony project for several years, due to historically low gold prices, the Harmony gold property was written down to a nominal value in 2004. The Company is considering further technical studies of Harmony.

Location, Access and Infrastructure

The Harmony project is located at latitude 53o 31’ N and longitude 132o 13’ W in the Skeena Mining Division, on Graham Island, Queen Charlotte Islands (also known as Haida Gwaii), on the north-western coast of British Columbia, Canada.

Property Description

The Harmony project comprises of 58 mineral claims and 177 square kilometres.

Exploration History

Prospectors discovered mineralization at Harmony in 1970. The project claims were optioned by various companies during the period 1970 to 1975, which carried out geological mapping, geochemical surveys and minor drilling. Consolidated Cinola Mines Ltd. acquired the ground in 1977 and, with partners, carried out detailed drilling totalling 30,116 metres in 231 holes by 1984. In 1981, 465 metres of an underground drift and crosscuts were excavated for a metallurgical bulk sample. A 45 tonne per day pilot mill was established to treat about 5,200 tonnes of material and in 1982 a feasibility study for a 10,000-15,000 tonnes per day operation was completed. From 1986 to 1988, City Resources drilled 83 diamond drill holes and 64 reverse-circulation drill holes, totalling 13,356 metres, and completed 117.6 metres of underground development to obtain a bulk sample, conducted bench scale metallurgical testing, and developed open pit scenarios for the project. Barrack Gold of Australia acquired City Resources and the project in 1989, however Barrack subsequently was put into bankruptcy and City Resources was acquired in the early 1990’s by a new group of investors who renamed the company to Misty Mountain Gold Ltd. From 1989 – 1999, additional drilling, metallurgical and engineering studies were carried out at the Harmony project.

Geology and Mineralization

The Harmony project hosts the Specogna epithermal gold deposit, controlled by the Sandspit fault. Dacite dykes of Tertiary age have intruded along the fault. Contemporaneous, pervasive silicification, hydrothermal brecciation, stockwork and banded quartz veining and gold mineralization have developed along the hanging wall of the fault. This extends for a strike distance of at least 800 metres, eastwards from the fault at least 200 metres and to a depth of at least 240 metres. Pyrite and marcasite are the dominant metallic minerals. Gold occurs as native gold and electrum, which are commonly visible. Silver is also present as an alloy with gold.

Sampling and Analysis

Details of sampling and analysis of drill cores are described in the 2004 Annual Information Form. Sample pulps are stored in the Company’s warehouse at Port Kells, BC. Drill core is stored at site.

Estimates of Mineralization

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This section uses the terms ‘measured resources’ and ‘indicated resources’. The Company advises investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted to reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This section uses the term “inferred resources”. We advise investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Mineral resources that are not mineral reserves do not have demonstrated economic viability. None of the following mineralization has been demonstrated to be ore nor is considered to be a mineral reserve. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable. See “Risk Factors”.

In 2001, measured and indicated resources were estimated by the Company based on various reports to be 64 million tonnes grading 1.53 grams Au/tonne, containing approximately 3 million ounces of gold. There were also inferred resources estimated of 21 million tonnes grading 1.04 grams Au/tonne. The estimates were done at a 0.60 grams Au/tonne cut-off.

Aboriginal Issues

The Queen Charlotte Islands-Haida Gwaii, including the area surrounding the Harmony gold project, is subject to aboriginal peoples’ land claims. Aboriginal land claims are subject to the B.C. Treaty Commission Legislation and the B.C. Treaty Commission, both established in 1993.

Exploration and Development

In late 2007, after completion of the Queen Charlotte-Haida Gwaii Land and Resource Management Plan designated the area in which the Harmony project is located as a mineral development zone, Taseko initiated a review of the metallurgical flow sheet and prior mine development planning to establish further work programs. The Company plans to carry out additional work on the project in 2011.

The Aley Niobium Project

Property Acquisition

In June 2007, Taseko acquired 100% of the Aley niobium project in northern British Columbia through the acquisition of all the issued and outstanding shares in the capital of a private company, for a total cash consideration of $1.5 million and 894,730 common shares then valued at $2.9 million. Taseko purchased the residual net smelter royalty for a total cash consideration of $0.3 million and the issuance of units having a value at the time of $0.8 million (consisting of 240,000 common shares and 120,000 warrants).

Niobium is a metal used in making high strength steels required in the manufacture of automobiles, bridges, pipes, jet turbines and other high technology applications. Ninety percent of niobium enters the market as ferro-niobium (FeNb); 10% of all steel produced worldwide contains FeNb, a number that may increase to 20% in the near future. The increase in demand for FeNb has resulted largely from the overall growth in the global steel industry and also from the increasing use of higher-quality steels, which often contain FeNb. Ferro-niobium is currently selling for $40/kg and demand has grown at approximately 10% per annum in recent years. Currently, 90% of the world’s niobium is supplied by three mines: The CBMM (Companhia Brasileira de Metalurgia e Mineração), Anglo American of South America Ltda mines in Brazil and the Niobec mine operated by Iamgold in Quebec, Canada,

Location, Access and Infrastructure

The property is located in the Omineca Mining Division in British Columbia, Canada, centred at latitude 56°27’N and longitude 123°13’W. Logging roads from Mackenzie, BC lead to the Ospika Logging Camp on the east side of Williston Lake. The property is located near the shore of the lake, about 30 kilometres from the Ospika Camp and is currently accessed via helicopter.

Property Description

The Aley project consists of 104 contiguous mineral claims that cover 43,316 hectares.

Aley Project History

A previous operator identified six zones from surface exploration, which included mapping, sampling and trenching. Twenty holes, totalling 3,058 metres were drilled in 1985-86. Of these, 16 were drilled in the Saddle, Saddle West and Central zones.

In 2004, another operator took samples from trenches for metallurgical testing. Approximately 1200 kilograms of material was collected from three sites – two in the Central zone and one from the Saddle zone. Sample analysis was done by Process Research Associates (PRA), and test work was similar to that developed for the Niobec mine in Quebec. The test work included de-sliming, magnetic separation, carbonate rougher flotation, niobium rougher and scavenger flotation, and the first and second niobium rougher and cleaner flotation stages. Enough work was completed to benchmark reagent use and operating conditions for unit processes. The preliminary work indicated that recoveries of approximately 65% were achievable.

Geology

The Aley project hosts an ovoid, 4.4 -kilometre diameter carbonatite complex that intruded Cambro-Ordovician sedimentary rocks in mid Mississippian time. Two major units – an outer quartz-albite syenite and an inner carbonatite core – define the complex. The syenite comprises massive units and occasional breccias, and the carbonatite has both dolomite and calcite phases. Niobium (Nb) occurs in the mineral pyrochlore, as crystals that precipitated from the carbonatite magmas, and has also been altered to other niobium bearing minerals such as fersmite (Nb-oxide) and columbite (Fe-bearing Nb-Tantalum oxide). Niobium mineralization occurs in subvertical to moderately inclined bands that probably formed at the edges of the magma chamber, and which were elongated during intrusion into the sedimentary rocks.

Of the six known mineralized zones, the best exploration results to date have been derived from the Central Zones.

Recent Exploration

Taseko completed an initial exploration program on the Aley deposit in 2007 that included 11 diamond drill holes to check the results of the 1985-86 drilling program and to plan for the next phase of exploration work. No work was done on the Aley project in 2008 or 2009.

Taseko completed a significant exploration program on the Aley project in the summer of 2010, comprising geological mapping and 4,460 metres of diamond drilling in 23 holes in the central zone. These holes intersected excellent grade niobium mineralization across an area measuring over 900 metres east-west and 350 metres north-south. Mineralized drill intercepts range up to over 200 metres in length. Niobium mineralization intersected is highly continuous and close to surface. The extensive body of niobium mineralization indicated by the 2010 drilling is wide open to expansion in at least three directions and to depth.

Composite assay results from all core holes received to date are listed below.

Drill Hole Number	Azimuth (degrees)	Dip (degrees)	From (metres)	To (metres)	Intercept[2] (metres)	Nb2O5%	Ferro Niobium[1] kg/tonne
2010-012	20	-55	9.1	134.4	125.3	0.53	3.41
2010-012 Incl.			70.7	96.4	25.7	0.69	4.40
2010-013	20	-55	7.1	27.5	20.4	0.51	3.26
2010-013			42.7	126.5	83.8	0.42	2.68
2010-014	20	-55	14.6	91.5	76.9	0.67	4.28
2010-014 Incl.			41.2	74.6	33.4	0.87	5.52
2010-015	20	-55	18.9	104.8	85.9	0.53	3.41
2010-015 Incl.			18.9	35.2	16.3	0.87	5.56
2010-015 Incl.			68.6	86.2	17.6	0.64	4.07
2010-016	20	-55	6.1	80.4	74.3	0.60	3.82
2010-016 Incl.			17.9	52.6	34.7	0.83	5.31
2010-016			106.1	119.4	13.3	0.64	4.07
2010-017	20	-55	6.1	30.5	24.4	0.74	4.74
2010-017 Incl.			6.1	21.4	15.3	1.00	6.36
2010-017			61.1	87.4	26.3	0.58	3.71
2010-020	20	-55	3.7	70.2	66.5	0.55	3.49
2010-020 Incl.			31.1	55.5	24.4	0.82	5.24
2010-020			79.4	116.6	37.2	0.45	2.85
2010-020			144.5	164.4	19.9	0.43	2.77
2010-020			180.1	193.8	13.7	0.51	3.24
2010-021	20	-55	6.3	140.4	134.1	0.70	4.48
2010-021 Incl.			6.3	27.4	21.1	0.98	6.27
2010-021 Incl.			51.5	62.3	10.8	1.00	6.40
2010-021 Incl.			119.7	137.7	18.0	0.85	5.45
2010-022	20	-55	6.7	150.8	144.1	0.57	3.64
2010-022 Incl.			21.3	49.7	28.4	0.82	5.24
2010-022 Incl.			90.2	103.5	13.3	0.82	5.24
2010-023	20	-55	4.6	146.3	141.7	0.82	5.23
2010-023 Incl.			12.2	106.3	94.1	1.01	6.42
2010-023			169.4	196.5	27.1	0.43	2.77
2010-023	30	-55	202.5	213.4	10.9	1.61	10.27

Drill Hole Number	Azimuth (degrees)	Dip (degrees)	From (metres)	To (metres)	Intercept[2] (metres)	Nb2O5%	Ferro Niobium [1] kg/tonne
2010-024			7.3	111.6	104.3	0.44	2.78
2010-027	30	-45	3.5	46.1	42.6	0.36	2.28
2010-027			105.3	135.6	30.3	0.91	5.78
2010-027 Incl.			110.2	125.1	14.9	1.31	8.37
2010-029	30	-45	4.5	115.2	110.7	0.45	2.85
2010-030	30	-45	45.1	198.3	153.2	0.52	3.31
2010-030 Incl.			101.0	138.5	37.4	0.79	5.01
2010-031	30	-45	20.0	42.3	22.3	0.84	5.39
2010-031 Incl.			23.7	39.1	15.4	1.06	6.73
2010-031			66.7	199.1	132.4	0.48	3.05
2010-031 Incl.			123.6	136.0	12.4	0.81	5.19
2010-032	60	-50	3.1	33.5	30.4	0.67	4.29
2010-032 Incl.			18.0	33.5	15.5	0.89	5.70
2010-032			67.6	146.1	78.5	0.38	2.42
2010-033	30	-45	6.1	213.4	207.3	0.66	4.20
2010-033 Incl.			6.1	35.7	29.6	0.90	5.74
2010-033 Incl.			61.1	123.4	62.3	0.87	5.55
2010-033 Incl.			139.5	155.8	16.3	0.99	6.32
2010-034	60	-50	2.5	162.6	160.1	0.35	2.21

Note 1: Ferro niobium (FeNb) content is calculated assuming 60% recovery and 5% conversion loss (Nb2O5 x 6.38) .
Note 2: True thicknesses of reported intervals have yet to be established.
Note 3: No significant intersections in Holes 2010-018, 2010-019, 2010-025. Assays pending Holes 2010-026 and 2010-028.

Sampling and Analysis

Sample preparation and analysis for the Aley project is done at Inspectorate laboratories in Richmond,BC. All samples are assayed for niobium by HF-HCl-H3PO4digestion with an induced Coupled Plasma-Mass Spectrometry (ICP-MS) finish.

As part of a comprehensive Quality Control/Quality Assurance program, one standard is inserted into the sample stream in each group of 20 samples, as well as one or more field blanks in each analytical batch. One sample in each group of 20 is a duplicate, analyzed by Inspectorate, and also by Acme Analytical Laboratories in Vancouver.

The 2010 drill core samples were transported by helicopter from drill sites on the Aley Project to the nearby Ospika Camp where the core was logged and samples laid out by company personnel. Cores from the first six drill holes were split at Ospika and cores from the remaining 17 drill holes were split at the Gibraltar Mine, all under supervision of Company personnel. The 2010 drill cores and split samples were trucked to the Gibraltar Mine by commercial carrier. Samples for assay were shipped by commercial transport to Inspectorate Laboratory in Richmond, BC, for sample preparation and assay analysis. Remaining core samples are stored at the Gibraltar Mine site. Coarse rejects and pulp samples are stored at the Hunter Dickinson warehouse facility in Surrey, BC.

Exploration and Development

The Company plans to accelerate work on the project in 2011, with a comprehensive work program planned including approximately 18,000 metres of exploration and geotechnical drilling, metallurgical test work, and environmental baseline studies.

Risk Factors

There are a number of risks that may have a material and adverse impact on the future operating and financial performance of Taseko and could cause the Company’s operating and financial performance to differ materially from the estimates described in forward-looking statements relating to the Company.

Volatility in Metals Prices

The profitability of the Gibraltar mine and the financial results, exploration, development and mining activities on the Company’s other properties, are directly related and sensitive to the market price of copper, gold, molybdenum and other metals. Metal prices fluctuate widely and are affected by numerous factors beyond the Company’s control, including global supply and demand, expectations with respect to the rate of inflation, the exchange rates of the United States dollar to other currencies, interest rates, forward selling by producers, production and cost levels in major producing regions, global or regional political, economic or financial situations and a number of other factors such as the sale or purchase of commodities by various commodity traders, production costs of major mineral producing countries and the cost of substitutes.

Financing

The Company has been successful at financing its projects and operations over the years. However, the Company’s ability to continue its exploration, assessment, development and operational activities will depend on the resource industry generally, which is cyclical in nature, and which may, in turn, affect the Company’s ability to attract financing, including joint venture financing, debt or bank financing, equity financing or production financing arrangements. Failure to obtain, or difficulty or delay in obtaining, requisite financing could result in delay of certain projects or postponement of further exploration, assessment or development of certain properties or projects. Financing through the issuance of equity will result in dilution of existing shareholders.

Taseko’s Prosperity Project Risks

On January 14, 2010, Taseko received the environmental assessment certificate for the Prosperity project from the British Columbia Provincial Ministry of Environment. Applications for provincial permits were submitted in June 2010 but were put in abeyance following the November federal decision. In November, the federal Minister of Environment announced that the Prosperity mine project, as proposed, would not be granted federal authorizations to proceed. The Company submitted a new project description to the federal government in February 2011. Failure to obtain certificates and permits in a timely manner or at all will delay or even lead to abandonment of the Prosperity project which would likely negatively affect the Company’s share price.

Furthermore, the feasibility assumes specified, long-term price levels for gold and copper. The prices of these metals have historically been volatile, and the Company has no control of or influence on its price, which is determined in international markets. There can be no assurance that the price of gold or copper will remain at current levels or that it will not decline below the prices assumed in the feasibility study.

The Prosperity project will require substantial financing, including a possible combination of gold stream, debt and equity financing. An agreement has been entered into with Franco-Nevada on May 12, 2010, whereby the Company may receive funding in staged deposits totalling US $350 million. The investment by Franco-Nevada is subject to certain conditions precedent which Taseko may not be able to satisfy. Franco-Nevada may terminate this agreement on ten business days’ written notice to Taseko if the conditions for funding advances have not yet been met, within two years after the date of the agreement. There can be no assurance that gold stream, debt and/or equity financing will be available on acceptable terms. Other general risks include those typical of very large construction projects, including the general uncertainties inherent in engineering and construction costs, the need to comply with generally increasing environmental regulation, and accommodation of local and community concerns. The economics of the feasibility study are sensitive to the US Dollar and Canadian Dollar exchange rate, and this rate has been subject to large fluctuations in the last several years.

Increased Costs Could Affect Profitability

The cash cost of production is frequently subject to great variation from one year to the next due to a number of factors, such as changing strip ratios, ore grade, metallurgy, cost of supplies and services (for example, electricity and fuel) and the exchange rate of supplies and services denominated in foreign currencies. If these costs used in connection with the Company’s operations were to increase significantly, and remain at such levels for a substantial period, the Company’s cash flows from operations may be negatively affected. The Company prepares estimates of future production and unit cash costs of production annually. No assurance can be given that such estimates will be achieved. Failure to achieve production or cost estimates or material increases in operating or capital costs could have an adverse impact on the Company’s future cash flows, profitability, results of operations and financial condition.

Taseko’s Harmony Project and Aley Project Contain No Known Reserves of Ore

Although there are known bodies of mineralization on the Harmony and Aley projects, there are currently no known reserves or body of commercially viable ore and additional work is required before Taseko can ascertain if any mineralization may be economic. Exploration for minerals is a speculative venture necessarily involving substantial risk. If the expenditures Taseko makes on these properties do not result in discoveries of commercial quantities of ore, the exploration and acquisition expenditures will be written off and the value of Taseko stock could be negatively impacted. Under SEC reserve recognition rules, the Prosperity project does not contain any reserves primarily because permits to develop the project are not in-hand.

Exchange Rate Risk

The Company is subject to currency exchange rate risk because prices of copper and molybdenum are denominated in United States dollars and, accordingly, the Company’s revenues will be received in United States dollars. The Company’s expenses are almost entirely denominated in Canadian dollars. The Company currently does not engage in foreign exchange hedging. Any strengthening in the Canadian dollar will negatively impact the profitability of the Company’s mining operations.

Uncertain Project Realization Values

On a regular basis the Company undertakes a detailed review of the life-of-mine plans for its operating properties and an evaluation of the Company’s portfolio of development projects, exploration projects and other assets. The recoverability of the Company’s carrying values of its operating and development properties are assessed by comparing carrying values to estimated future net cash flows from each property.

Factors which may affect carrying values include, but are not limited to: copper, molybdenum and gold prices; capital cost estimates; mining, processing and other operating costs; grade and metallurgical characteristics of ore; and mine design and timing of production. In the event of a prolonged period of depressed copper prices, the Company may be required to take additional material write-downs of its operating and development properties.

The Effects of the Company’s Commodity Hedging Program to Mitigate the Impact of Copper Price Volatility are Uncertain and may Limit the Price that the Company may Realize on Copper Sales.

The Company has an ongoing copper hedging program. However, there is no assurance that a commodity hedging program designed to reduce the risk associated with fluctuations in metal prices will be successful. Hedging may not protect adequately against declines in the price of the hedged metal. Although hedging may protect Taseko from a decline in the price of the metal being hedged, it may also prevent Taseko from benefiting fully from price increases.

The Company’s ongoing copper hedging program could expose it to certain inherent risks including: (a) credit risk - the risk that the creditworthiness of a counterparty may adversely affect its ability to perform its payment and other obligations under its agreement with Taseko or adversely affect the financial and other terms the counterparty is able to offer Taseko; (b) market liquidity risk – the risk that Taseko has entered into a hedging position that cannot be closed out quickly, by either liquidating such hedging instrument or by establishing an offsetting position; and (c) unrealized mark-to-market risk – the risk that, in respect of certain hedging products, an adverse change in market prices for commodities, currencies or interest rates will result in Taseko incurring an unrealized mark-to-market loss in respect of such hedging products.

General Mining Risks

Mining is an inherently risky business with large capital expenditures and cyclical metals markets. Factors beyond the control of Taseko will affect the marketability of any minerals discovered and mined. The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of ore are discovered at the Company’s projects, a profitable market will exist for the sale of minerals produced by Taseko. Factors beyond the control of Taseko may affect the marketability of any substances discovered. Metal prices, in particular copper, molybdenum and gold prices, have fluctuated widely in recent years. Prices are determined in international markets over which the Company has no influence.

The operations of Taseko may require licenses and permits from various governmental authorities. There can be no assurances that Taseko will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and operations at its projects, the Prosperity Project in particular.

Although the Company maintains high environmental standards for all of its projects, there are almost always public concerns about new mining projects and any significant public opposition to the Company’s projects will increase the likelihood that development is delayed or prevented.

Taseko also competes with many companies possessing far greater financial resources and technical facilities for the acquisition of mineral concessions, claims, leases and other mineral interests, as well as for the recruitment and retention of qualified employees.

Typical mining risks are also that estimated reserves are not of the size or grade estimated and adverse geological or ground conditions, adverse weather conditions, potential labour problems, and availability and cost of equipment procurement and repairs can impact operations.

Certain Mineralized Material Qualifying as a Reserve in Canada is Not Considered a Reserve in the U.S.

Certain mineralized material at our Prosperity Project qualifies under Canadian mining disclosure standards as a proven and probable reserve. However, it is not considered to be a reserve under SEC standards. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards.

Taseko’s Share Price is Volatile

In recent years, the market price of a publicly traded stock, especially a resource issuer like Taseko, has experienced a high level of price and volume volatility. Taseko’s shares have ranged between $0.36 and $20.00 in the last 18 years and between approximately $0.66 and $7.27 in the last three years.

The wide fluctuation in market prices of securities may not necessarily be related to the operating performance, underlying asset values or prospects of the Company. Other factors impacting share prices may include the strength of the economy, market perceptions of the attractiveness of particular industries, and the breadth of the public market for the stock. The price of the securities of the Company is also likely to be significantly affected by short-term changes in commodity prices, other precious metal prices or other mineral prices, currency exchange fluctuations and the political environment. The effect of these and other factors on the market price of the common shares on the TSX and the NYSE Amex suggests that Taseko’s shares will continue to be volatile.

Environmental Considerations

The estimation of the existing reclamation liability related to the Gibraltar Mine is not free from uncertainty. Mining always entails risks of spills, pollution, reclamation, and other liabilities and obligations, which like other mining companies, may adversely affect Taseko. If these challenges are not properly assessed or if rules become more onerous, Taseko could be materially adversely affected.

Significant Potential Equity Dilution

Taseko had 12,721,967 share purchase options in-the-money at March 28, 2011. In addition, there are also approximately 6.277 million common shares to be issued in 2011 on the conversion of Gibraltar’s class of tracking preferred shares issued in 2001 to acquire the Harmony project. All of the foregoing may likely act as an upside constraint on the trading price of Taseko’s shares.

Taseko may fail to maintain the adequacy of internal control over financial reporting in breach of the Sarbanes-Oxley Act and National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings.

The Company documented and tested during its most recent fiscal year, its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”) National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”). SOX requires an annual assessment by management and an independent assessment by the Company’s independent auditors of the effectiveness of the Company’s internal control over financial reporting. Similarly, NI 52-109 requires annual evaluations by management of the effectiveness of the Company’s internal control over financial reporting and it also requires issuers to disclose, on an annual and quarterly basis, changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. The Company may fail to achieve and maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404 of SOX or NI 52-109. The Company’s failure to satisfy the requirements of Section 404 of SOX or NI 52-109 on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of its Common Shares or market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations.

There can be no assurance that the Company will be able to remediate material weaknesses, if any, identified in future periods, or maintain all of the controls necessary for continued compliance, and there can be no assurance that the Company will be able to retain sufficient skilled finance and accounting personnel, especially in light of the increased demand for such personnel among publicly traded companies. Future acquisitions of companies, if any, may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company. No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s controls and procedures could also be limited by simple errors or faulty judgments. In addition, as the Company continues to expand, the challenges involved in implementing appropriate internal controls over financial reporting will increase and will require that the Company continue to improve its internal controls over financial reporting. Although the Company intends to devote substantial time and incur costs, as necessary, to ensure ongoing compliance, the Company cannot be certain that it will be successful in complying with Section 404 of SOX and NI 52-109.

Impact of March 2011 Disaster in Japan on Demand for Copper Concentrate from Gibraltar

On March 11, 2011, Japan experienced a severe earthquake, followed by a series of tsunamis, that devastated large parts of Japan and have effectively shut down significant elements of Japan’s economy. The degree to which these events will disrupt the Japanese and global economies remains uncertain at this time, but is seems likely that the volume of imports to and exports from Japan may decline significantly in the immediate future, which could negatively affect the demand for production from the Gibraltar mine. Furukawa Co., Ltd. and Dowa Metals & Mining Co., Ltd., each an owner of a 25% interest in the Cariboo joint venture, purchase copper concentrate produced at Gibraltar, for processing at Japanese smelters. Demand for production from the Gibraltar mine may be negatively affected by reduced smelter capacity.

Risks Associated With Joint Ventures

Taseko participates in certain of its projects through joint ventures with third parties (such as the joint venture with Cariboo with respect to the Gibraltar mine). Taseko may enter into more joint ventures in the future. There are risks associated with joint ventures, including, for example:

  disagreement with a venture partner about how to develop, operate or finance a project;
  that a venture partner may at any time have economic or business interests or goals which are, or which become, inconsistent with our business interests or goals;
  that a venture partner may not comply with a joint venture agreement;
  the possibility that a venture partner in an investment might become bankrupt;
  that such venture partner may be in a position to take action contrary to Taseko’s instructions or requests or contrary to Taseko’s policies or objectives, including the inability to obtain Cariboo’s consent regarding the expansion at Gibraltar mine;
  possible litigation between joint venture partners about joint venture matters;
  the inability to exert control over decisions related to a joint venture that Taseko does not have a controlling interest in; or
  the possibility that Taseko may not be able to sell its interest in the joint venture if it desires to exit the joint venture.

These risks could result in legal liability, affect our ability to develop or operate a project under a joint venture, or have a material and adverse effect on our earnings, cash flows, financial condition or results of operations.

The Risk of Capital Costs Increasing at GDP-3

Capital costs with respect to the expansion at the Gibraltar mine are inherently uncertain, particularly beyond one year, and could change materially over time. Capital costs may increase significantly beyond what we or others in the mining industry anticipate. Capital costs may vary from estimates for a variety of reasons, including, among others:

  failure to obtain and maintain the necessary regulatory and partner approvals natural phenomena, such as inclement weather conditions or floods labour shortages or strikes
  delay or lack of success completing construction activities delays, interruption or reduction in production or construction activities due to fires, failure of critical equipment, shortage of supplies, underground floods, earthquakes, tailings dam failures, lack of tailings capacity, ground movements and cave-ins, or other difficulties.

ITEM 6. DIVIDENDS

The Company has paid no dividends in any of the three fiscal years ending December 31, 2010. The Company does not pay dividends and has no plans to do so in the foreseeable future.

ITEM 7. DESCRIPTION OF CAPITAL STRUCTURE

Taseko’s share capital consists of one class of no par value common shares.

Common Shares

There are unlimited common shares authorized and 187,497,853 common shares without par value were issued and outstanding as fully paid and non-assessable as of December 31, 2010. As of March 28, 2011, there were 189,153,687 common shares issued and outstanding as fully paid and non-assessable (201,875,654 fully diluted excluding Gibraltar Preferred Shares).

There have been no changes in the classification of common shares (reclassifications, consolidations, reverse splits or the like) within the previous five years. All common shares of Taseko rank pari passu (i.e. equally) for the payment of any dividends and distributions in the event of a windup.

There are no constraints imposed on the foreign ownership of securities of Taseko however an acquisition of control of Taseko by a non-Canadian would be subject to a review by the Canadian government under its foreign investment laws.

Taseko does not have any outstanding debt securities.

Gibraltar Tracking Preferred Shares (Exchangeable for Taseko Common Shares)

In October 2001, the Company and its subsidiary, Gibraltar, completed the acquisition of the Harmony property and related assets from Continental Minerals Corporation (“Continental”), for 12,483,916 series "A" non-voting tracking preferred shares of Gibraltar and $2.2 million cash.

On December 20, 2010, Continental announced that it had signed a formal “Arrangement Agreement” to implement the proposed acquisition plan announced in September, through a process which will be subject to the terms and conditions of the Arrangement Agreement. Completion of the Arrangement Agreement is targeted for the second quarter of 2011. The Gibraltar class of tracking preferred shares are redeemable for 6,277,000 of the Company’s common shares which is at the ratio of 0.5028 per Company’s common share to a Continental preferred share (6.277 million common shares total). If the Arrangement is not completed as expected, the preferred Shares will need to be redeemed by October 16, 2011 in any event.

Credit Suisse Term Facility

During 2009 the Company entered into and drew upon a US$30 million 36-month term facility agreement (the "Facility") with Credit Suisse. In September 2009, the Company and Credit Suisse, as Facility Agent, and Investec Bank plc ("Investec") amended the Facility to increase the existing Facility by an additional US$20 million and the Company drew upon the additional US$20 million. Under the amended facility agreement, the US$50 million Facility was repayable commencing April 2010 and every second month thereafter in equal installments until February 2012. The Facility bore interest at LIBOR plus 5 percent.

During 2010, the Company repaid the Facility. A loss of $0.8 million was recorded in the Company's net earnings (loss) as a result of the early pre-payment of the Facility.

Loan Obligations

(a)	Capital Lease Obligations

Included in property, plant and equipment are mining equipment that the Company acquired pursuant to capital lease agreements.

Capital lease obligations as detailed above are secured by plant and equipment and are repayable in monthly installments with fixed interest rates. The capital lease obligations bear fixed interest rates ranging from 5.93% to 8.80% per annum.

(b)	Equipment Loans

The Company has entered into various equipment loan agreements ranging from three to five years. These loans are secured by the underlying equipment at the Gibraltar Mine. The loans are repayable in monthly installments and bear fixed interest rates ranging from 5.349% to 8.63%.

Financings

During 2010, the Company obtained a receipt in respect of the final short-form base shelf prospectus from regulatory authorities. The shelf registration will, subject to securities regulatory requirements, allow the Company to make offerings of common shares, warrants, subscription receipts, debt securities, or any combination of such securities up to an aggregate offering price of $300 million during the 25 month period that the final short-form base shelf prospectus, including any amendments thereto, remains effective.

The Company also entered into an At the Market Issuance Agreement, with a third party, under which the Company may, at its discretion, from time to time sell up to a maximum of 18.6 million of its common shares through "at-the-market" ("ATM") issuance. The third party will act as sales agent for any sales made under the ATM. The common shares will be sold on NYSE Amex or other trading markets in the United States at market prices prevailing at the time of a sale. The Company is not required to sell any of the reserved shares at any time during the term of the ATM, which extends until November 1, 2012, and there are no fees for having established the arrangement. The ATM Issuance Agreement does not prohibit the Company from conducting other financings. Subsequent to 2010 year end, the Company issued 1.0 million common shares under the ATM agreement for gross proceeds of $6.1 million and net proceeds of $5.9 million.

In May 2010, the Company entered into a gold production stream transaction with Franco-Nevada Corporation ("Franco-Nevada") under which Franco-Nevada purchased a gold stream covering 22% of the life-of-mine gold to be produced by the Company from its proposed Prosperity gold and copper mine. Commencing with the construction of the Prosperity mine, the Company is to receive from Franco-Nevada funding in staged deposits totaling US$350 million (the "Deposit"). Upon delivery of gold to Franco-Nevada once the Prosperity mine is in production, fixed price payments are to be made to the Company equal to the lesser of US$400 per ounce and the spot price at the time of sale (subject to certain adjustments).

Under the terms of the agreements with Franco-Nevada, the unpaid amount of the Deposit will remain refundable until it is reduced to nil. The Deposit will be reduced by an amount equal to the difference between the spot price of gold and the US$400 per ounce fixed price, multiplied by the total ounces of gold delivered to Franco-Nevada. If, at the end of the initial 40–year term of the arrangement, the Deposit has not been reduced to nil, the Company is to refund the outstanding portion of the Deposit to Franco-Nevada

In September 2004, the Company entered into agreements with an unrelated investment partnership, Red Mile Resources No. 2 Limited Partnership ("Red Mile"). Gibraltar sold to Red Mile a royalty for $67.3 million cash. These funds were invested in a promissory note with a trust company and the Company pledged the promissory note along with interest earned and to be earned thereon for a total of $70.2 million to secure its royalty obligations under the agreements.

Pursuant to the agreements, the Company received an aggregate of $10.5 million in fees and interest for services performed in relation to the Red Mile transaction, of which $5.2 million was received in each of September and December of 2004, and included in interest and other income. The amount of $5.2 million received in September 2004 included $1.7 million for indemnifying an affiliate of Red Mile from any claims relating to a breach by Gibraltar under the royalty agreement. The funds received in respect of the indemnification are presented as deferred revenue, and are recognized over the expected remaining life of the royalty agreement, with $656 (2009 – $831) remaining as deferred as at December 31, 2010, of which $175 (2009 – $175) is classified as current.

Annual royalties are payable by Gibraltar to Red Mile at rates ranging from $0.01 per pound to $0.14 per pound of copper produced during the period from the commencement of commercial production (as defined in the agreement) to the latter of (i) December 2014 and (ii) five years after the end of commercial production from the mine. Gibraltar is entitled to have released to it funds held under the promissory note and interest thereon to fund its royalty obligations to the extent of its royalty payment obligations.

The Company has a pre-emptive option to effectively purchase ("call") the royalty interest by acquiring the Red Mile partnership units in consideration of a payment which is (i) approximately equal to the funds received by the Company less royalty payments to date, or (ii) fair value, whichever is lower. Under certain circumstances, the investors in Red Mile also have a right to sell ("put") their Red Mile partnership units to the Company at fair value; however, such right is subject to the Company's preemptive right to exercise the "call" in advance of any "put" being exercised and completed.

The Company has granted to Red Mile a net profits interest ("NPI"), which survives any "put" or "call" of the Red Mile units. The NPI is applicable for the years 2011 to 2014 and is 2% if the price of copper averages US$2.50 to US$2.74 per pound, 3% if the price of copper averages US$2.75 to US$2.99 per pound and 4% if the price of copper averages US$3.00 per pound or greater for any year during that period. The US-dollar pricing amounts specified above are based upon an exchange rate of US$0.75 for Cdn$1.00, and shall be adjusted from time to time by any variation of such exchange rates. No NPI is payable until the Company reaches a pre-determined aggregate level of revenues less defined operating costs and expenditures. No NPI has been paid to date.

Other Financings

During 2009, the Company entered into an agreement with an unrelated investment partnership, Gibraltar Royalty Limited Partnership ("GRLP"), whereby Gibraltar sold to GRLP a royalty for $6.5 million.

Annual royalties were payable by Gibraltar to GRLP at rates ranging from $0.003/lb to $0.004/lb of copper produced during the period from September 1, 2009 to December 31, 2030 (the “Royalty Period”). These royalty payments were to be recognized as an expense during the period.

The Company classified the principal balance of the royalty obligation as a financial liability to be settled in a future period. The Company had a pre-emptive option to repurchase ("call") the royalty obligation by acquiring the GRLP partnership units after March 1, 2010 to December 31, 2012 in consideration of a payment equal to the funds received by the Company plus a 20% premium payable in the Company’s shares or cash. GRLP also had a right to sell ("put") its GRLP partnership units to the Company at fair value after April 1, 2010 to December 31, 2012. However, this “put” right was subject to the Company's pre-emptive right to exercise the "call" in advance of any "put" being exercised and completed.

In the first quarter of 2010, the Company exercised its “call” option through the issuance of 1,556,355 shares of the Company and recognized an expense of $1.3 million related to a premium on early redemption.

ITEM 8. MARKET FOR SECURITIES

The following table shows the high and low trading prices and average daily trading volume of the common shares of Taseko on the Toronto Stock Exchange (TSX) for the periods listed.

			Average Daily
	High	Low	Trading Volume
	(Cdn$)	(Cdn$)
Monthly
March 2011 (to March 28)	6.22	5.13	620,600
Feb-11	6.31	5.67	854,300
Jan-11	6.10	4.84	1,089,400
Dec-10	5.34	4.51	492,100
Nov-10	6.72	4.13	1,457,500
Oct-10	7.27	4.58	1,240,900
Sep-10	5.55	4.44	858,900
Aug-10	4.85	4.07	516,700
Jul-10	4.49	3.27	936,400
Jun-10	5.54	4.50	539,400
May-10	6.17	4.67	1,314,600
Apr-10	6.19	5.33	945,000
Mar-10	5.36	4.74	807,100
Feb-10	5.03	4.16	1,173,700
Jan-10	5.84	4.28	1,843,300

The following table shows the high and low trading prices and average daily trading volume of the common shares of Taseko on the NYSE Amex for the periods listed.

	High	Low	Average Daily
	(USD$)	(USD$)	Trading Volume
Monthly
March 2011 (to March 28)	6.38	5.18	2,220,800
Feb-11	6.37	5.69	3,330,300
Jan-1	6.08	4.85	4,063,900
Dec-10	5.29	4.43	2,883,500
Nov-10	6.62	4.02	6,105,000
Oct-10	7.23	4.58	4,549,500
Sep-10	5.40	4.28	1,898,900
Aug-10	4.71	3.90	1,467,100
Jul-10	4.36	3.31	2,241,200
Jun-10	5.28	4.22	1,879,300
May-10	6.05	4.35	3,692,600
Apr-10	6.21	5.25	2,171,900
Mar-10	5.25	4.59	1,746,200
Feb-10	4.74	3.87	2,774,800
Jan-10	5.65	4.10	4,268,900

ITEM 9. ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTIONS ON ESCROW

There are no shares of Taseko held in escrow or subject to contractual restrictions on transfer.

ITEM 10. DIRECTORS AND OFFICERS

The names and municipalities of residence of the directors and senior officers of the Company, their principal occupations during the past five years, and the period of time they have served as directors or officers of Taseko are as follows. Except where indicated, each director and senior officer of Taseko has held the same or similar principal occupation with the organization indicated or a predecessor thereof for the last five years.

Name, Position and	Period a Director and/or
Country of Residence	Officer of Taseko

William Armstrong, Director Surrey, British Columbia	Since May 2006

Brian Battison, Vice President Corporate Affairs Tsawassen, British Columbia	Since September 2007

T. Barry Coughlan, Director Vancouver, British Columbia	Since February 2001

Scott D. Cousens, Director Vancouver, British Columbia	Since December 1995

Robert A. Dickinson, Director Lions Bay, British Columbia	Since January 1991

David Elliott, Director Vancouver, British Columbia	Since July 2004

Russell E. Hallbauer, President, Chief Executive Officer and Director West Vancouver, British Columbia	Since July 2005

Scott Jones, Vice President, Engineering North Vancouver, British Columbia	Since December 2007

Wayne Kirk, Director Orcas, WA , USA	Since July 2004

John W. McManus, Senior Vice President, Operations West Vancouver, British Columbia	Since October 2005

Peter Mitchell, Chief Financial Officer West Vancouver, British Columbia	Since September 2008

Richard Mundie, Director Vancouver, British Columbia	Since December 2009

Ronald W. Thiessen, Chairman of the Board and Director West Vancouver, British Columbia	Since October 1993

Trevor Thomas, Secretary Vancouver, British Columbia	Since July 2008

David Rouleau, Vice President, Operations Vancouver, British Columbia	Since June 2010

At the annual general meeting held in June 2010 all the directors listed above were re-elected to a term of office expiring at the next annual general meeting of Taseko, which is currently scheduled for June 2011. Some of the directors serve together on a number of boards of other publicly listed companies.

Although the directors oversee the management of Taseko’s affairs, a cost sharing arrangement exists between a number of the public resource companies on which several of the directors serve pursuant to a corporate services agreement with Hunter Dickinson Services Inc. (“HDSI”) dated July 2, 2010. HDSI is a private company which until recently was owned equally by eight public companies, one of which was Taseko. HDSI provides executive, engineering, geological and administrative services to, and incurs costs on behalf of, these companies and allocates the full costs to them (see “Material Contracts”).

All officers have a term of office lasting until their removal or replacement by the Board of Directors. However, there are certain services agreements in place with respect to these persons which will affect any termination of services. The President and CEO is currently employed by HDSI and provides services to the Company under the terms of the corporate services agreement (see “Material Contracts”).

Principal Occupations and Other Information about Taseko’s Directors and Management

WILLIAM P. ARMSTRONG, P.Eng. – Director

Mr. Armstrong earned his Bachelors and Masters degrees in Geological Engineering from the University of British Columbia and has more than 45 years experience in the mining industry. He recently retired from Teck Cominco Ltd., where he was General Manager, Resource Evaluations, and was responsible for the evaluation of potential acquisitions and divestitures. He was also responsible for the company’s mineral reserves and resources. During his career with Cominco Ltd., and Teck Cominco Ltd., Mr. Armstrong was involved in feasibility studies, construction and operation of a large number of mines, including coal deposits, underground and open pit base metal mines and precious metal mines.

Mr. Armstrong is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Compania Minera El Brocal	Director	January 2001	February 2007
Hansa Resources Ltd.	Director	August 2008	Present
Taseko Mines Limited	Director	May 2006	Present

BARRY COUGHLAN, B.A. – Director

Barry Coughlan is a self-employed businessman and financier who has been involved in the financing and management of publicly traded companies for over 25 years. His principal occupation is President and Director of TBC Ventures Ltd., a private investment company.

Mr. Coughlan is, or was within the past five years, an officer and or a director of the following companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	February 2009	Present
Continental Minerals Corporation	Director	May 2006	December 2006
Farallon Mining Ltd.	Director	March 1998	January 2011

Company	Positions Held	From	To
Great Basin Gold Ltd.	Director	February 1998	Present
ICN Resources Ltd. (formerly Icon Industries Ltd.)	President, CEO and Director	September 1991	Present
Quadro Resources Ltd. (formerly Tri- Gold Resources Corp.)	President and Director	June 1986	Present
Quartz Mountain Resources Ltd.	Director	January 2005	Present
Rathdowney Resources Ltd.	Director	March 2011	Present
Taseko Mines Limited	Director	February 2001	Present

SCOTT COUSENS – Director

Scott Cousens provides management, technical and financial services to a number of publicly-traded Hunter Dickinson companies. Mr. Cousens’ focus since 1991 has been the development of relationships within the international investment community. Substantial financings and subsequent corporate success has established strong ties with North American, European and Asian investors. He is a director of and employed by Hunter Dickinson Services Inc. (and Hunter Dickinson Inc.), a company providing management and administrative services to several publicly-traded companies (including Taseko), and focuses on directing corporate development and financing activities.

Mr. Cousens is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
Anooraq Resources Corporation	Director	September 1996	June 2009
Continental Minerals Corporation	Director	June 1994	Present
Curis Resources Ltd.	Director	November 2010	Present
Farallon Mining Ltd.	Director	December 1995	April 2007
Great Basin Gold Ltd.	Director	March 1993	November 2006
Heatherdale Resources Inc.	Director	November 2009	Present
	Chairman	November 2009	Present
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Rockwell Diamonds Inc.	Director	November 2000	November 2008
Taseko Mines Limited	Director	October 1992	Present

ROBERT DICKINSON, B.Sc., M.Sc. - Director

Robert Dickinson is an economic geologist who serves as a member of management of several mineral exploration companies, primarily those for whom Hunter Dickinson Services Inc. (formerly Hunter Dickinson Inc.) provides services. He holds a Bachelor of Science degree (Hons. Geology) and a Master of Science degree (Business Administration - Finance) from the University of British Columbia. Mr. Dickinson has also been active in mineral exploration over 40 years. He is a director of and employed by Hunter Dickinson Services Inc. (and Hunter Dickinson Inc.), a company providing management and administrative services to several publicly-traded companies (including Taseko), and focuses on directing corporate development and financing activities. He is also President and Director of United Mineral Services Ltd., a private investment company.

Mr. Dickinson is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	April 1993	Present
	Chairman	April 2004	Present
Anooraq Resources Corporation	Director	November 1990	September 2004
	Director	October 2004	June 2009
	Chairman	April 2004	September 2004
	Co-Chairman	October 2004	June 2009
Continental Minerals Corporation	Director	June 2004	Present
	Chairman	June 2004	January 2006
	Co-Chairman	January 2006	December 2006
Curis Resources Ltd.	Director	November 2010	Present
Detour Gold Corporation	Director	August 2006	February 2009
Farallon Mining Ltd.	Director	July 1991	April 2007
	Chairman	April 2004	September 2004
	Co-Chairman	September 2004	April 2006
Great Basin Gold Ltd.	Director	May 1986	November 2006
	Chairman	April 2004	December 2005
	Co-Chairman	December 2005	November 2006
Heatherdale Resources Inc.	Director	November 2009	Present
Northern Dynasty Minerals Ltd.	Director	June 1994	Present
	Chairman	April 2004	Present
Quartz Mountain Resources Ltd.	Director	December 2003	Present
Rathdowney Resources Ltd.	Director	March 2011	Present
	Chairman	March 2011	Present
Rockwell Diamonds Inc.	Director	November 2000	September 2006
	Chairman	November 2000	September 2006
Taseko Mines Limited	Director	January 1991	Present
	Chairman	April 2004	July 2005
	Co-Chairman	July 2005	May 2006

RONALD THIESSEN, CA – Chairman of the Board and Director

Ronald Thiessen is a Chartered Accountant with professional experience in finance, taxation, mergers, acquisitions and re-organizations. Since 1986, Mr. Thiessen has been involved in the acquisition and financing of mining and mineral exploration companies. Mr. Thiessen a director of and employed by Hunter Dickinson Services Inc. (and Hunter Dickinson Inc.), a company providing management and administrative services to several publicly-traded companies (including Taseko), and focuses on directing corporate development and financing activities.

Mr. Thiessen is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
	President and Chief Executive Officer	September 2000	Present
Anooraq Resources Corporation	Director	April 1996	Present
	President and Chief	September 2000	August 2007
Executive Officer
Continental Minerals Corporation	Director	November 1995	Present
	President and Chief Executive Officer	September 2000	January 2006
	Co-Chairman	January 2006	Present
Curis Resources Ltd.	Director	December 2010	Present
Detour Gold Corporation	Director	July 2006	Present
	Chairman	July 2006	March 2009
Farallon Mining Ltd.	Director	August 1994	January 2011
	President and Chief Executive Officer	September 2000	September 2004
	Co-Chairman	September 2004	December 2005
	Chairman	December 2005	January 2011
Great Basin Gold Ltd.	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	December 2005
	Co-Chairman	December 2005	November 2006
	Chairman	November 2006	Present
Heatherdale Resources Ltd.	Director	November, 2009	Present
Northern Dynasty Minerals Ltd.	Director	November 1995	Present
	President and Chief Executive Officer	November 2001	Present
Rockwell Diamonds Inc.	Director	November 2000	September 2007
	President and Chief	November 2000	September 2006

Company	Positions Held	From	To
Executive Officer
	Chairman	September 2006	September 2007
Taseko Mines Limited	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	July 2005
	Co-Chairman	July 2005	May 2006
	Chairman	May 2006	Present
Quadro Resources Ltd. (formerly Tri- Gold Resources Corp.)	Director	July 1992	December 2006

DAVID ELLIOTT, B.Comm., ICD.D. FCA – Director

David Elliott graduated from the University of British Columbia with a Bachelor of Commerce degree and then acquired a Chartered Accountant designation. In 2006, he became a certified director with the Institute of Corporate Directors. Mr. Elliott joined BC Sugar Company in 1976, working in a number of senior positions before becoming President and Chief Operating Officer of the operating subsidiary, Rogers Sugar. In 1997, he joined Lantic Sugar in Toronto as Executive Vice President. He also served as Chairman of the Canadian Sugar Institute. He became President and Chief Operating Officer of the International Group based in St Louis, Missouri in 1999, a company involved with food distribution as well as manufacturing and distribution of pet and animal feed. For several years, he worked with companies developing e-mail and data management services. Currently, Mr. Elliott is a director and Audit Committee Chairman of Great Basin Gold Ltd., and a director of both Northern Dynasty Minerals Ltd. and Taseko Mines Limited.

Mr. Elliott is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Great Basin Gold Ltd.	Director	July 2004	Present
Northern Dynasty Minerals Ltd.	Director	July 2004	Present
Taseko Mines Limited	Director	July 2004	Present

RUSSELL HALLBAUER, P.Eng. – Director, President & CEO

Mr. Hallbauer graduated from the Colorado School of Mines with a B.Sc. in Mining Engineering in 1979. He is a Registered Professional Engineer with the Association of Professional Engineers of British Columbia. He has been a member of the Canadian Institute of Mining and Metallurgy since 1975 and is a director and former chairman of the Mining Association of B.C.

In 1983, he joined Teck Corporation’s Bullmoose mine, advancing through Engineering and Supervisory positions to become Mine Superintendent in 1987, and in 1992, became General Manager of Quintette. In 1995, he assumed new responsibilities in Vancouver when he was appointed General Manager, Coal Operations, overseeing Teck’s three operating coal mines in the Province. In 2002, he was appointed General Manager, Base Metal Joint Ventures, responsible for Teck Cominco’s interests in Highland

Valley Copper, Antamina in Peru, and Louvicourt in Quebec. Mr. Hallbauer is a director of Hunter Dickinson Services Inc. (and Hunter Dickinson Inc.), a company providing management and administrative services to several publicly-traded companies (including Taseko), and focuses on directing corporate development and financing activities.

Mr. Hallbauer is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Curis Resources Ltd.	Chairman	November 2010	Present
	Director	November 2010	Present
Heatherdale Resources Ltd.	Director	November 2009	Present
Northern Dynasty Minerals Ltd.	Director	April 2008	Present
Taseko Mines Limited	President/CEO/Director	July 2005	Present

SCOTT JONES, P.Eng. – Vice President, Engineering

Scott Jones has 25 years of experience in the mining industry, most recently as a Senior Mining Engineer for Teck Cominco where he was involved in property valuation and feasibility studies. He has also held various senior positions in both underground and open pit operations for Teck Cominco and at Barrick Gold’s Hemlo Operations. He has a B.Sc. in Mine Engineering from McGill University.

Company	Positions Held	From	To
Taseko Mines Limited	Vice President, Engineering	December 2007	Present

WAYNE KIRK, LLB – Director

Wayne Kirk is a retired attorney and professional consultant. With over 35 years professional experience Mr. Kirk also has over 9 years senior executive experience in the mining industry.

Mr. Kirk is a citizen of the United States and is a resident of the state of Washington. A Harvard University graduate, Mr. Kirk received his law degree in 1968. From 1992 to 2001 Mr. Kirk was the Vice President, General Counsel and Corporate Secretary of Homestake Mining Company. Prior to his retirement in June 2004 he spent two years as Special Counsel for the law firm, Thelen Reid & Priest, in San Francisco.

Mr. Kirk is, or was within the past five years, a director of the following public companies:

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	July 2005	Present
Gabriel Resources Ltd.	Director	June 2008	Present

Company	Positions Held	From	To
Great Basin Gold Ltd.	Director	July 2004	Present
Northern Dynasty Minerals Ltd.	Director	July 2004	Present
Taseko Mines Limited	Director	July 2004	Present

RICHARD MUNDIE, CA – Director

Richard Mundie was born in Vancouver and graduated from the University of British Columbia in 1963 with a Bachelor of Commerce degree. He obtained his Chartered Accountancy designation in 1966. He has held a number of senior leadership positions in key organizations in British Columbia and overseas. From 2005 to 2007, he was Vice President, Asia Affairs and Chief Representative (China), for TeckCominco. In this role, he was active in the international mining community and participated in several joint programs to build stronger relationships with the Chinese Government. Prior to this appointment, Mr Mundie held the position of Vice President – Commercial for a period of ten years with TeckCominco. In this role, he was responsible for marketing the company’s commercial mineral products, gaining invaluable experience in Europe, South America, United States, Japan, Korea, and Taiwan. Among his accomplishments, he successfully renegotiated North East British Columbia’s coal marketing agreements, including transportation and port agreements as well as annual commercial contracts. Richard Mundie joined Teck Corporation in 1995 as Assistant to the President where his main responsibilities were corporate development. Between 1983 and 1995, he held a number of financial and leadership positions with Cominco and in 1992, he assumed the role of Director of Business Development with wide responsibilities for mergers, acquisitions and divestitures. His role also involved feasibility studies and international business relationships. This role included international experience in Japan and Korea for copper and zinc; a seat on the Board of Directors of Cominco Binani Zinc in India; acquisition of nickel ore in New Caledonia, including negotiations with the French Territorial Government for export permits, marketing of copper concentrates in the early stages of Highland Valley Copper and the large Antamina Mine in Peru. He was responsible for the divestiture of the Mitsubishi/Cominco Lead Smelter in Japan, and Cominco Binani Zinc refinery in India, the acquisition and divestiture of Carmaquilla Zinc Smelter in Peru, and the divestiture of Cominco Engineering. Earlier career positions included a number of finance related roles in the resources sector, transport and public accounting with Pricewaterhouse Coopers.

Company	Positions Held	From	To
Far West Mining Ltd.	Director	August 2010	Present
Mundoro Capital Inc.	Director	May 2010	December 2010
Panoro Minerals Ltd.	Director	March 2010	Present
Taseko Mines Limited	Director	January 2010	Present

JOHN McMANUS, P. Eng – Senior Vice-President, Operations

John McManus holds a Bachelor of Science degree in mining engineering from the Colorado School of Mines and a Technologist Diploma in Mining from the British Columbia Institute of Technology.

Mr. McManus has worked in the mining industry in British Columbia for over 30 years where he gained experience in mine operations, mine engineering and environmental management. Prior to joining

Taseko in 2005, he was the General Manager, Coal Mountain Operations at Elk Valley Coal Corporation. Before that, Mr. McManus was the Mine Manager at Teck Cominco’s coal mining joint venture Bullmoose operation, General Superintendent at the Elkview coal mine and Superintendent of Engineering at the Quintette operation. His past experience also includes five years working in operations and engineering at the Highland Valley and Lornex copper mines and three years working in gold exploration in the Yukon, British Columbia and California.

Mr. McManus is, or was within the past five years, an officer and or director of the following public companies:

Company	Positions Held	From	To
European Nickel PLC	Director	August 2010	Present
Taseko Mines Limited	Vice President, Operations	October 2005	December 2007
	Senior Vice President, Operations	December 2007	Present

BRIAN BATTISON – Vice President, Corporate Affairs

Brian Battison is responsible for all matters relating to corporate and public affairs, including government and community relations, First Nations liaison, sustainability and economic and social responsibility. Mr. Battison is a public affairs specialist with over 25 years of practical experience in policy development, issue management and communication in both the private and public sectors. He has been a senior political and policy advisor for the government of British Columbia, served as Interim President & CEO of the Mining Association of BC and spent more than a decade operating a private full service communications consulting firm specializing in strategic planning, program development, implementation and evaluation in the areas of mining and resource development, electrical energy, and health care.

Company	Positions Held	From	To
Taseko Mines Limited	Vice President, Corporate Affairs	September 2007	Present

PETER MITCHELL, CA – Chief Financial Officer

Peter Mitchell is a Chartered Accountant with degrees in Economics (BA) from the University of Western Ontario and Business Administration (MBA) from the University of British Columbia. Prior to his role with Taseko, Mr. Mitchell held executive positions with several private equity portfolio companies. He was most recently President of Florida Career College, a portfolio investment of Greenhill Capital and Abrams Capital. Prior to this position he was President and CEO of Vatterott Education Holdings which was owned by Wellspring Capital.

Mr. Mitchell is, or was within the past five years, an officer and or director of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	Chief Financial Officer	September 2008	Present

DAVID ROULEAU, P. Eng – Vice-President, Operations

Dave Rouleau holds a Bachelor of Science Mine Engineering Degree from the South Dakota School of Mines and a Mining Technology Diploma from Haileybury School of Mines.

Prior to joining Taseko, Mr. Rouleau was a key member of Canadian Natural Resources senior management team developing the $10 billion Horizon Oil Sands Project in Fort McMurray, Alberta. Mr. Rouleau was responsible for all aspects of the 200 million tonne per year mining operation supporting 110,000 barrels per day of synthetic crude oil production. Mr. Rouleau's background also includes 17 years with Teck Cominco in various mine operations and engineering roles.

Company	Positions Held	From	To
Taseko Mines Limited	Vice President, Operations	June 2010	Present

TREVOR THOMAS, LLB – Secretary

Trevor Thomas has practiced in the areas of corporate commercial, corporate finance, securities and mining law since 1995, both in private practice environment as well as in-house positions and is currently general counsel for Hunter Dickinson Inc. Prior to joining Hunter Dickinson Inc. he served as in-house legal counsel with Placer Dome Inc.

Mr. Thomas is, or was within the past five years, an officer and or director of the following public companies:

Company	Positions Held	From	To
Northern Dynasty Minerals Ltd.	Secretary	February 2008	Present
Amarc Resources Ltd.	Secretary	February 2008	Present
Anooraq Resources Corporation	Asst Secretary	November 2007	March 2011
Continental Minerals Corporation	Secretary	February 2008	Present
Farallon Mining Ltd.	Secretary	December 2007	January 2011
Heatherdale Resources Inc.	Secretary	November 2009	September 2010
Rathdowney Resources Ltd.	Secretary	March 2011	Present
Rockwell Diamonds Inc.	Secretary	February 2008	Present
Taseko Mines Limited	Secretary	August 1, 2008	Present

As at March 28, 2011, the directors and executive officers of Taseko, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 3,389,835 common shares, representing less than two percent of the total number of common shares outstanding before giving effect to the exercise of options or warrants to purchase common shares held by such directors and executive officers. The statement as to the number of common shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the directors and executive officers of Taseko as a group is based upon information furnished by the directors and officers.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or officer of Taseko is as of the date of this AIF, or has been within the 10 years before the date of this AIF, a director or officer of any company that while that person was acting in that capacity, was the subject of a cease trade order, penalties, sanctions or bankruptcy, during the time the individual was a director or within a one year period thereafter, or was a director or officer of a company during the time in which an event occurred which led to a cease trade order, penalties, sanctions or bankruptcy subsequent to the individual ceasing to act as a director or officer.

Potential Conflicts of Interest

Several Directors of Taseko also serve as directors of one or more other resource companies involved in mineral exploration and/or development. It may occur from time to time that as a consequence of his activity in the mineral industry and serving on such other boards that a Director may become aware of potential resource property opportunities which are of interest to more than one of the companies on whose boards that person serves. Furthermore, it is possible that the Directors of Taseko and the directors of one or more such other companies (many of which are described in this Item 10) may also agree to allow joint participation on Taseko’s properties or the properties of that other company. Accordingly, situations may arise in the ordinary course which involve a Director in an actual or potential conflict of interest as well as issues in connection with the general obligation of a director to make corporate opportunities available to the company on which the director serves. In all such events, any director who might have a disclosable financial interest in a contract or transaction by virtue of office, employment or security holdings or other such interest in another company or in a property interest under consideration by the Taseko Board, would be obliged to abstain from voting as a Taseko Director in respect of any transaction involving that other company(s) or in respect of any property in which an interest is held by him. The Directors will use their best business judgment to help avoid situations where conflicts or corporate opportunity issues might arise and they must at all times fulfill their duties to act honestly and in the best interests of Taseko.

ITEM 11. PROMOTERS

Not applicable.

ITEM 12. LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Taseko is currently plaintiff in a proceeding against the current owner of the Boliden debenture, NVI, in respect of damages owing from certain tax liabilities in connection with the terms of the 1999 acquisition agreements in the amount of approximately $3.5 million. The likelihood of any recovery from this claim cannot be ascertained at this time.

A lawsuit was commenced against Taseko on January 6, 2009 in the Vancouver Registry of the Supreme Court of British Columbia. The plaintiff is Marilyn Baptiste, on behalf of the “Tsilhqot’in Nation”, and names the provincial and federal governments as defendants with Taseko. No damages are sought against Taseko, but the relief claimed in the lawsuit includes an interim, interlocutory and permanent injunction to prevent the Prosperity project from going ahead, or receiving any necessary approvals to go ahead.

The claim is based on the allegation that the Prosperity project would cause harm to the point of extinguishment of the claimed aboriginal right to fish in Fish Lake, as well as infringing on other asserted aboriginal rights. The Company intends to defend the claim and believes the claim is unlikely to prevent the Prosperity project from proceeding.

Beginning in early 2011, articles have appeared in some newspapers relating to efforts by a Canadian lawyer, to solicit support for a possible class action suit based on unusual trading in the Company's shares on October 14, 2010. Taseko is not aware of the cause for the unusual trading activity that day, nor is it aware of any basis for a claim against Taseko or any of its officers or directors relating to that trading activity. None of Taseko's officers or directors was in possession of any material undisclosed information or traded any shares on October 14, 2010. Taseko has no reason to believe any class action suit, if pursued, will adversely affect the Company.

ITEM 13. INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

None of the directors or senior officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any material transaction of the Company other than as set out herein.

HDSI is a private company with certain directors in common with the Company and which provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of the Company and its subsidiaries. On July 2, 2010, the HDSI services agreement was modified and services are now provided based on annually set hourly rates. Transactions with HDSI are reflected in the Company's statement of operations and comprehensive income (loss) and are measured at the exchange amount based on the agreement. The services are rendered at no more than fair market value.

ITEM 14. TRANSFER AGENT AND REGISTRAR

The Company’s registrar and transfer agent is Computershare Trust Company of Canada, located in Vancouver, BC.

ITEM 15. MATERIAL CONTRACTS

Taseko’s material contracts are as follows:

(a)	Red Mile Royalty Sale Agreements dated September 29, 2004 (see “Description of Business – The Gibraltar Mine - Red Mile Royalty Sale Agreements”):

i)

Royalty Agreement among, inter alia, Gibraltar and Wilshire (GP) No. 2 Corporation, in its own capacity and in its capacity as general partner on behalf of all the limited partners of Red Mile Resources No. 2 Limited Partnership (“Red Mile”), pursuant to which Gibraltar sold to Red Mile a royalty (the “Royalty Interest”) for $67,357,000 (the “Purchase Price”);

ii)

Call Option Agreement among, inter alia, 688888 B.C. Ltd. (“688888”), a wholly-owned subsidiary of Taseko, and Red Mile Resources Inc., in its capacity as general partner on behalf of all of the partners of Red Mile Resources Fund Limited Partnership (“RMRF”), pursuant to which 688888 has an option to, directly or indirectly, re-acquire the Royalty Interest by acquiring from Red Mile the Royalty Interest or from RMRF all of the limited partnership units of Red Mile held by RMRF;

iii)

Funding Pledge Agreement among, inter alia, Alberta Capital Trust Corporation (“Alberta Trust”) and Gibraltar, pursuant to which the Purchase Price was invested in a promissory note with Alberta Trust, and Gibraltar pledged the promissory note, along with interest earned and to be earned thereon, to secure its obligations under the Funding Pledge Agreement; and

iv)

Pledge, Priorities and Direction Agreement, pursuant to which Gibraltar is entitled to have released to it funds held under a promissory note, and interest thereon, to fund its royalty obligations under the Royalty Agreement to the extent of its royalty payment obligations;

(b)

Corporate Services Agreement dated July 2, 2010 between Hunter Dickinson Services Inc. (“HDSI”) and the Company, pursuant to which HDSI agreed to provide technical, geological, corporate communications, administrative and management services to the Company;

(c)

Copper Concentrate Agreement dated April 17, 2008 between Gibraltar and MRI Trading AG (“MRI”), pursuant to which Gibraltar sells copper concentrate to MRI (see “Description of Business - The Gibraltar Mine” – “Mining Operations” – “Contracts and Markets”);

(d)	Joint Venture Formation Agreement dated March 18, 2010 between the Company, Gibraltar and Cariboo, pursuant to the formation of the Gibraltar Joint Venture;

(e)	Joint Venture Operating Agreement with Cariboo, dated March 18, 2010 whereby the Gibraltar mine is operated in a 75:25 joint venture with Cariboo; and

(f)

Off-Take Agreement dated March 18, 2010 between the Company, Gibraltar and Cariboo, pursuant to which the Gibraltar Joint venture sells copper concentrate to Cariboo (see “Description of Business - The Gibraltar Mine” – “Mining Operations” – “Contracts and Markets”).

(g)

At the Market Issuance Agreement, dated October 18, 2010, with McNicoll, Lewis & Vlak LLC (“MLV”), pursuant to which the Company may, at its discretion, from time to time sell up to a maximum of 18,600,000, of its common shares through "at-the-market" ("ATM") issuance.

(h)

Purchase and Sale Agreement dated May 12, 2010 between Franco-Nevada Corporation and the Company, pursuant to which Franco-Nevada will purchase gold equal to 22% of the life- of-mine gold to be produced by Taseko from its proposed Prosperity gold-copper mine.

(i)

Share Exchange Agreement dated December 17, 2010 among 0896097 B.C. Ltd., Continental Minerals Corporation, the Company and Gibraltar, pursuant to which the Gibraltar tracking preferred shares will be exchanged for the Company’s common shares (see “Description of Capital Structure” – “Gibraltar Tracking Preferred Shares (Exchangeable for Taseko Common Shares)”).

The Company also has copper and molybdenum concentrate sales agreements and various operating agreements in place, which are in the ordinary course of business.

ITEM 16. INTERESTS OF EXPERTS

The following is a list of the persons or companies named as having prepared or certified a statement, report or valuation, in this AIF either directly or in a document incorporated by reference and whose profession or business gives authority to the statement, report or valuation made by the person or company:

(a)

The Company’s independent auditors are KPMG LLP, Chartered Accountants, who have issued an independent auditors’ report dated March 16, 2011 in respect of the Company’s consolidated financial statements as at December 31, 2010 and for the fiscal year ended December 31, 2010 and the Company’s internal control over financial reporting as at December 31, 2010;

(b)	Scott Jones, P. Eng. authored the “Technical Report on the 105 Million Ton Increase in Mineral Reserves at the Gibraltar Mine” dated January 23, 2009; and

(c)	Scott Jones, P. Eng. authored the “Technical Report on the 344 million tonne increase in mineral reserves at the Prosperity Gold – Copper Project” dated December 17, 2009.

To our knowledge, Scott Jones does not hold, directly or indirectly, more than 1% of our issued and outstanding common shares. KPMG are the auditors of the Company and have confirmed that they are independent of the Company within the meaning of the ‘Rules of Professional Conduct’ of the Institute of Chartered Accountants of B.C.

Based on information provided by the relevant persons, and except as otherwise disclosed in this AIF, none of the persons or companies referred to above has received or will receive any direct or indirect interests in our property or the property of an associated party or an affiliate of ours or have any beneficial ownership, direct or indirect, of our securities or of an associated party or an affiliate of ours.

ITEM 17. ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration, indebtedness of officers, executive stock options and interests of management and others in material transactions, where applicable, is contained in annual financial statements, MD&A, proxy circulars and interim financial statements available at the SEDAR internet web site (www.sedar.com).

The following documents can be obtained upon request from Taseko’s Shareholder Communication Department by calling (778) 373-4533:

(i)	this Annual Information Form, together with any document incorporated herein by reference;

(ii)

the Annual Report of the Company and any interim financial statements filed with Securities Commissions subsequent to the audited financial statements for the Company’s most recently completed financial year; and

(iii)	the Proxy Circular for the 2010 annual general meeting of the Company.

The Company may require the payment of a reasonable charge from persons, other than security holders of the Company, requesting copies of these documents.

ITEM 18. DISCLOSURE FOR COMPANIES NOT SENDING INFORMATION CIRCULARS

Not applicable.

ITEM 19. CONTROLS AND PROCEDURES

Internal Controls over Financial Reporting Procedures

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control system was designed to provide reasonable assurance to the Company’s management and the Board of Directors regarding the preparation and fair presentation of published financial statements.

Internal control over financial reporting includes those policies and procedures that:

(1)	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company,

(2)

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and

(3)

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company’s management, with the participation of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of internal control over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the Company’s management has concluded that internal control over financial reporting was effective as of December 31, 2010.

On March 31, 2010, the Company entered into the Joint Venture Formation Agreement with Cariboo Copper Corp. In connection with the JVFA, the Company has updated its internal controls over financial reporting, as necessary, to reflect additional processes and controls. Other than the joint venture, there are no significant changes in internal controls over financial reporting that occurred during the year ended December 31, 2010, that could have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

Disclosure Controls and Procedures

Disclosure controls and procedures are those controls and procedures that are designed to ensure that the information required to be disclosed in the filings under applicable securities regulations is recorded, processed, summarized and reported within the time periods specified. As at December 31, 2010, under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and the Chief Financial Officer, the Company conducted an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective.

There have been no significant changes in the Company's disclosure controls and procedures during the fiscal period ended December 31, 2010 that could have materially affected or are reasonably likely to materially affect the Company’s disclosure controls and procedures.

ITEM 20. AUDIT COMMITTEE

Audit Committee Charter and Composition of Audit Committee

The Audit Committee has adopted a charter that sets out its mandate and responsibilities, and is attached to this AIF as Appendix A.

The Audit Committee, consisting of Richard Mundie, Wayne Kirk and David Elliott, reviews all financial statements of the Company prior to their publication, reviews audits, considers the adequacy of audit procedures, recommends the appointment of independent auditors, reviews and approves the professional services to be rendered by them and reviews fees for audit services. The charter has set criteria for membership which all members of the Audit Committee are required to meet consistent with National Instrument 52-110 Audit Committees and other applicable regulatory requirements. The Audit Committee, as needed, meets separately (without management present) with the Company’s auditors to discuss the various aspects of the Company’s financial statements and the independent audit.

Each Audit Committee member is an independent director and is financially literate. Mr. Mundie, the Audit Committee’s chairman, is a Chartered Accountant and hence a financial expert.

Relevant Education and Experience

Disclosure respecting the education and experience of the Audit Committee is provided in their biographies above. As a result of their education and experience, each member of the Audit Committee has familiarity with, an understanding of, or experience in:

  the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

  reviewing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, and internal controls and procedures for financial reporting.

Reliance on Certain Exemptions

The Company’s auditors, KPMG LLP, have not provided any material non-audit services.

Pre-Approval Policies and Procedures for Non-Audit Services

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services.

Code Of Ethics

The Company has adopted a code of ethics that applies to all personnel of the Company. A copy of the Code of Ethics, which is included as a part of the Company’s Governance Policies and Procedures Manual, is available on the Company’s website at www.tasekomines.com.

Principal Accountant Fees and Services

The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company’s audit firm for various services.

	Year ended	Year ended
Services:	December 31, 2010	December 31, 2009
Audit Fees	$532,942	$502,100
Audit Related Fees (1)	29,750	19,500
Tax Fees	–	–
All Other Fees	–	–

Total	$562,692	$521,600

Note:

(1)

“Audit-Related Fees” include services that are traditionally performed by the auditor. For the year ended December 31, 2010, audit-related services include fees billed for services rendered in connection with the Company’s sale of 25% of the Gibraltar mine, the opening balance sheet audit of the Gibraltar Joint Venture and the Company’s reversal of uncertain tax position. For the year ended December 31, 2009 the audit-related services include fees billed for services rendered in connection with the Company’s IFRS conversion project.

Management of the Company requests approval from the Audit Committee for all audit and non-audit services to be provided by the Company’s auditors. The Audit Committee pre-approves all such services with set maximum dollar amounts for each itemized service. During such deliberations, the Audit Committee assesses, among other factors, whether the services requested would be considered “prohibited services” as contemplated under Canadian independence standards and by the US Securities and Exchange Commission, and whether the services requested and the fees related to such services could impair the independence of the auditors.

ITEM 21. OFF BALANCE SHEET ARRANGEMENTS

None.

APPENDIX A
Audit Committee Charter

1. PURPOSE: RESPONSIBILITIES AND AUTHORITY

The Committee shall carry out its responsibilities under applicable laws, regulations and stock exchange requirements with respect to the employment, compensation and oversight of the Company’s independent auditor, and other matters under the authority of the Committee. The Committee also shall assist the Board of Directors in carrying out its oversight responsibilities relating to the Company’s financial, accounting and reporting processes, the Company’s system of internal accounting and financial controls, the Company’s compliance with related legal and regulatory requirements, and the fairness of transactions between the Company and related parties. In furtherance of this purpose, the Committee shall have the following responsibilities and authority:

(a)	Relationship with Independent Auditor.

(i) Subject to the law of British Columbia as to the role of the Shareholders in the appointment of independent auditors, the Committee shall have the sole authority to appoint or replace the independent auditor.

(ii) The Committee shall be directly responsible for the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work.

(iii) The independent auditor shall report directly to the Committee.

(iv) The Committee shall approve in advance all audit and permitted non-audit services with the independent auditor, including the terms of the engagements and the fees payable. The Committee may delegate to a subcommittee the authority to grant pre-approvals of audit and permitted non-audit services, provided that the decision of any such subcommittee shall be presented to the full Committee at its next scheduled meeting.

(v) At least annually, the Committee shall review and evaluate the experience and qualifications of the lead partner and senior members of the independent auditor team.

(vi) At least annually, the Committee shall obtain and review a report from the independent auditor regarding:

(A) the independent auditor’s internal quality-control procedures;

(B) any material issues raised by the most recent internal quality-control review, or peer review, of the auditor, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm;

(C) any steps taken to deal with any such issues; and

(D) all relationships between the independent auditor and the Company.

(vii) At least annually, the Committee shall evaluate the qualifications, performance and independence of the independent auditor, including considering whether the auditor’s quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditor’s independence.

(viii) The Committee shall ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit, the concurring partner responsible for reviewing the audit, and other audit partners as required by law.

(ix) The Committee shall consider whether, in order to assure continuing auditor independence, it is appropriate to adopt a policy of rotating the independent auditing firm on a regular basis.

(x) The Committee shall recommend to the Board policies for the Company’s hiring of employees or former employees of the independent auditor who were engaged on the Company’s account or participated in any capacity in the audit of the Company.

(b)	Financial Statement and Disclosure Review.

(i) The Committee shall review and discuss with management and the independent auditor the annual audited financial statements, including disclosures made in management’s discussion and analysis, and recommend to the Board whether the audited financial statements should be filed with applicable securities regulatory authorities and included in the Company’s annual reports.

(ii) The Committee shall review and discuss with management (and, to the extent the Committee deems it necessary or appropriate, the independent auditor) the Company’s quarterly financial statements, including disclosures made in management’s discussion and analysis, and recommend to the Board whether such financial statements should be filed with applicable securities regulatory authorities.

(iii) The Committee shall review and discuss with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements, including the independent auditor’s assessment of the quality of the Company’s accounting principles, any significant changes in the Company’s selection or application of accounting principles, any major issues as to the adequacy of the Company’s internal controls over financial reporting, and any special steps adopted in light of material control deficiencies.

(iv) At least annually and prior to the publication of annual audited financial statements, the Committee shall review and discuss with management and the independent auditor a report from the independent auditor on:

(A) all critical accounting policies and practices used by the Company;

(B) all alternative accounting treatments of financial information that have been discussed with management since the prior report, ramifications of the use of such alternative disclosures and treatments, the treatment preferred by the independent auditor, and an explanation of why the independent auditor’s preferred method was not adopted; and.

(C) other material written communications between the independent auditor and management since the prior report, such as any management letter or schedule of unadjusted differences, the development, selection and disclosure of critical accounting estimates, and analyses of the effect of alternative assumptions, estimates or GAAP methods on the Company’s financial statements.

(v) Prior to their filing or issuance, the Committee shall review the Company’s Annual Information Form/Annual Report to the SEC, quarterly and annual earnings press releases, and other financial press releases, including the use of “pro forma” or “adjusted” non-GAAP information.

(vi) The Committee shall review and discuss with management the financial information and earnings guidance provided to analysts and rating agencies. Such discussion may be specific or it may be in general regarding the types of information to be disclosed and the types of presentations to be made.

(c) Conduct of the Annual Audit. The Committee shall oversee the annual audit, and in the course of such oversight the Committee shall have the following responsibilities and authority:

(i) The Committee shall meet with the independent auditor prior to the audit to discuss the planning and conduct of the annual audit, and shall meet with the independent auditor as may be necessary or appropriate in connection with the audit.

(ii) The Committee shall ascertain that the independent auditor is registered and in good standing with the Canadian Public Accounting Board and the Public Company Accounting Oversight Board and that the independent auditor satisfies all applicable Canadian independence standards, Independence Standards Board Standard No. 1, and SEC Regulation S-X, Section 2-01. The Committee shall obtain from the auditor a written statement delineating all relationships between the auditor and the Company as per ISB Standard 1, and review relationships that may impact the objectivity and independence of the auditor.

(iii) The Committee shall discuss with the independent auditor the matters required to be discussed by Statement on Auditing Standards No. 61 relating to the conduct of the audit, including

(A) the adoption of, or changes to, the Company’s significant auditing and accounting principles and practices as suggested by the independent auditor, internal auditors or management;

(B) the management letter provided by the independent auditor and the Company’s response to that letter; and

(C) any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to requested information, and any significant disagreements with management.

(iv) The Committee shall obtain from the independent auditor assurance that the audit was conducted in a manner consistent with Section 10A of the Securities Exchange Act of 1934 and that, in the course of conducting the audit, the independent auditor has not become aware of information indicating that an illegal act has or may have occurred or, if such an act may have occurred, that the independent auditor has taken all action required by Section 10A(b) of the Securities Exchange Act of 1934.

(v) The Committee shall make such inquiries to the management and the independent auditor as the Committee members deem necessary or appropriate to satisfy themselves regarding the efficacy of the Company’s financial and internal controls and procedures and the auditing process.

(d)	Compliance and Oversight.

(i) The Committee shall meet periodically with management and the independent auditor in separate executive sessions. The Committee may also, to the extent it deems necessary or appropriate, meet with the Company’s investment bankers and financial analysts who follow the Company.

(ii) The Committee shall discuss with management and the independent auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company’s financial statements.

(iii) The Committee shall discuss with management the Company’s major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company’s risk assessment and risk management policies.

(iv) At least annually and prior to the filing of the AIF/Annual Report to the SEC, the Committee shall review with management and the independent auditor the disclosure controls and procedures and confirm that the Company (with CEO and CFO participation) has evaluated the effectiveness of the design and operation of the controls within 90 days prior to the date of filing of the AIF/Annual Report to the SEC. The Committee also shall review with management and the independent auditor any deficiencies in the design and operation of internal controls and significant deficiencies or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company’s internal controls. As a part of that review, the Committee shall review the process followed in preparing and verifying the accuracy of the required CEO and CFO annual certifications.

(v) At least annually and prior to the filing of the AIF/Annual Report to the SEC, the Committee shall review with management and the independent auditor management’s internal control report and assessment of the internal controls and procedures, and the independent auditor’s report on and assessment of the internal controls and procedures.

(vi) The Committee shall establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

(vii) The Committee shall discuss with management and the independent auditor any correspondence with regulators or governmental agencies and any employee complaints or reports which raise material issues regarding the Company’s financial statements or accounting policies.

(viii) At least annually, the Committee shall meet with the Company’s legal counsel and discuss any legal matters that may have a material impact on the financial statements or the Company’s compliance policies.

(ix) The Committee shall prepare all reports required under applicable laws, regulations and stock exchange requirements.

(x) The Committee shall recommend to the Nominating and Governance Committee the qualifications and criteria for membership on the Committee.

(e)	Related Party Transactions.

(i) The Committee shall review for fairness to the Company proposed transactions, contracts and other arrangements between the Company and its subsidiaries and any related party or affiliate, and make recommendations to the Board whether any such transactions, contracts and other arrangements should be approved or continued. The foregoing shall not include any compensation payable pursuant to any plan, program, contract or arrangement subject to the authority of the Company’s Compensation Committee.

(ii) As used herein the term “related party” means any officer or director of the Company or any subsidiary, or any shareholder holding a greater than 10% direct or indirect financial or voting interest in the Company, and the term “affiliate” means any person, whether acting alone or in concert with others, that has the power to exercise a controlling influence over the Company and its subsidiaries. "Related party" includes Hunter Dickinson Services Inc.

2.	STRUCTURE AND MEMBERSHIP

(f) Number and qualification. The Committee shall consist of three persons unless the Board should from time to time otherwise determine. All members of the Committee shall meet the experience and financial literacy requirements of National Instrument NI 52-110 and the rules of the Toronto Stock Exchange and the NYSE Amex. At least one member of the Committee shall be a “financial expert” as defined in Item 407 of SEC Regulation S-K.

(g) Selection and Removal. Members of the Committee shall be appointed by the Board, upon the recommendation of the Nominating and Corporate Governance Committee. The Board may remove members of the Committee at any time with or without cause.

(h) Independence. All of the members of the Committee shall be “independent” as required for audit committees by National Instrument NI 52-110, the rules of the Toronto Stock Exchange and the NYSE Amex, and SEC Rule 10A-3.

(i) Chair. Unless the Board elects a Chair of the Committee, the Committee shall elect a Chair by majority vote.

(j) Compensation. The compensation of the Committee shall be as determined by the Board.

(k) Term. Members of the Committee shall be appointed for one-year terms. Each member shall serve until his or her replacement is appointed, or until he or she resigns or is removed from the Board or the Committee.

3.	PROCEDURES AND ADMINISTRATION

(l) Meetings. The Committee shall meet as often as it deems necessary in order to perform its responsibilities, but not less than quarterly. The Committee shall keep minutes of its meetings and any other records as it deems appropriate.

(m) Subcommittees. The Committee may form and delegate authority to one or more subcommittees, consisting of at least one member, as it deems appropriate from time to time under the circumstances.

(n) Reports to the Board. The Committee shall regularly report to the Board with respect to such matters as are relevant to the Committee’s discharge of its responsibilities, and shall report in writing on request of the Chairman of the Board.

(o) Charter. The Committee shall, at least annually, review and reassess the adequacy of this Charter and recommend any proposed changes to the Board for approval.

(p) Independent Advisors. The Committee shall have the authority to engage such independent legal and other advisors as it deems necessary or appropriate to carry out its responsibilities. Such independent advisors may be regular advisors to the Company. The Committee is empowered, without further action by the Board, to cause the Company to pay appropriate compensation to advisors engaged by the Committee.

(q) Investigations. The Committee shall have the authority to conduct or authorize investigations into any matters within the scope of its responsibilities as it deems appropriate, including the authority to request any Officer or other person to meet with the Committee and to access all Company records.

(r) Annual Self-Evaluation. The Committee shall evaluate its own performance at least annually.

4.	ADDITIONAL POWERS

The Committee shall have such other duties as may be delegated from time to time by the Board of Directors.

5.	LIMITATION OF AUDIT COMMITTEE’S ROLE

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate and are in accordance with GAAP and applicable rules and regulations. These are the responsibilities of management and the independent auditor.

6.	AUDIT COMMITTEE MEMBER INDEPENDENCE, FINANCIAL LITERACY AND FINANCIAL EXPERT REQUIREMENTS

A.	Independence

(s)	See Appendix 2 of the Company’s Corporate Governance Overview and Guidelines.

B.	Financial Literacy and Financial Expert Requirements

NI 52-110

Section 3.1(4) states that each audit committee member must be financially literate.

Section 1.6 defines the meaning of financial literacy as follows:

“For the purposes of this Instrument, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer’s financial statements.”

NYSE AMEX Section 803(B)(2)(a)(iii)

Each issuer must have an Audit Committee of at least three members, each of whom:

“is able to read and understand fundamental financial statements, including a company’s balance sheet, income statement, and cash flow statement. Additionally, each issuer must certify that it has, and will continue to have, at least one member of the audit committee who is financially sophisticated, in that he or she has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, including but not limited to being or having been a chief executive officer, chief financial officer, other senior officer with financial oversight responsibilities. A director who qualifies as an audit committee financial expert under Item 407(d)(5)(ii) of Regulation S-K is presumed to qualify as financially sophisticated.”

ITEM 407(d)(5)(ii) 0F REGULATION S-K, DEFINITION OF FINANCIAL EXPERT

For purposes of this Item, an audit committee financial expert means a person who has the following attributes:

(A)	An understanding of generally accepted accounting principles and financial statements;

(B)	The ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

(C)

Experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the small business issuer’s financial statements, or experience actively supervising one or more persons engaged in such activities;

(D)	An understanding of internal control over financial reporting; and

(E)	An understanding of audit committee functions.

A person shall have acquired such attributes through:

(A)

Education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

(B)	Experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

(C)	Experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

(D)	Other relevant experience.